DESIGNED TO PERFORM

Corporate Profile

Designed to Perform

Everything we do at Intier is designed to perform and deliver maximum value to our customers, shareholders and employees. Originating from our Magna heritage, our mindset is to anticipate customer needs and deliver the best possible product at the most competitive price. Our commitment to superior performance impacts every aspect of our operations, from the first customer interface to designing innovative interior and closure solutions that are crafted in world-class manufacturing facilities and supplied to automotive customers worldwide.

On the cover (left to right):

Top row

Ford Freestar, Toyota Avensis, Nissan Micra, Chrysler Town & Country,

Nissan Maxima

Middle row

•   Intier successfully launched the BMW 6 Series with extensive interior content including the instrument panel, centre console, door panels, pillar trim and sun visors

•   Our Chrysler Pacifica seats are luxurious and versatile in order to meet the needs of premium vehicle purchasers with active lifestyles

•   Optimization of packaging and integration for the electronic architecture of the Cadillac CTS cockpit is one of our many integration responsibilities

•   An Intier structural sealed door module concept delivers value through integration

Bottom row

Audi A3, Saturn VUE, Chrysler Pacifica, BMW 6 Series, Chevrolet Silverado

Recent Intier product launches:

a. Flexibility is key to designing a seating system for consumers on the go as demonstrated by the Chrysler Pacifica

b. Intier demonstrates manufacturing innovation and functional craftsmanship with the Nissan Maxima sealed door module

c.  Intier Automotive is a primary supplier for the all new Ford Freestar and Mercury Monterey minivans

d. The Intier side door latch, common to a number of Audi programs, offers advantages such as single-source engineering, maximum functionality and global components

e.  Intier is responsible for engineering and assembly of the BMW 6 Series cockpit

f.   The Toyota Camry Solara headliner is one of many Intier patented products designed with safety, efficiency, and structural stability in mind

Table of Contents

President’s Message

World-Class Manufacturing

Innovation

Craftsmanship

Interior Systems

Closure Systems

Electrical and Electronic (E/E) Systems

Employee’s Charter

Corporate Constitution/Corporate Information

2003 Accomplishments

In the past year we have made significant progress in growing our business and in accomplishing our objectives:

•   Successfully launched over $1 billion in annualized new business

•   Increased sales to a record $4.7 billion

•   Opened 10 new manufacturing facilities

•   Strengthened our European management team

•   Increased our average content per vehicle by 21% in North America and 27% in Europe

•   Continued to prove our capabilities by managing the interior integration on several significant vehicle programs

•   Expanded our customer base and global reach with European and Asian OEMs

•   Opened sales/purchasing offices in China and South Korea with plans for a wholly owned manufacturing operation in China in 2004

•   Opened another engineering office in Tokyo, Japan

•   Implemented a global procurement strategy for sourcing commodity components

•   Harnessed the potential of our intellectual property by implementing the Intier Innovation Development ProcessTM (IDP) to optimize and share our technology development globally

•   Maintained one of the highest quality and delivery ratings in the industry for our product offerings

•   Continued to enhance our brand as an innovative world-class interior and closure systems supplier

All amounts in this document are expressed in U.S. dollars unless otherwise noted.

Intier Automotive at a Glance

Intier Automotive’s capabilities are among the most diverse in the industry ranging from researching consumer trends to designing, developing, testing, engineering and manufacturing interior and closure systems. We supply individual components, modular systems and manage the integration of complete vehicle interiors. Our unique closures capabilities, combined with our agility and flexibility in meeting the evolving requirements for the global automotive industry, clearly differentiates Intier from the competition.

•   Intier supplies global automotive manufacturers with a full range of closure and interior systems

•   24,000 employees

•   Over 2,000 designers, engineers and technicians

•   71 production facilities in 14 countries

•   17 product development, engineering and testing centres

•   Listed since 2001 on TSX (IAI.A) and NASDAQ (IAIA)

Intier Engineering and Testing Capabilities

Engineering Centres

•   Complete engineering, design and program management services for interior, exterior and body-in-white

•   Certified to QS9000 or ISO standards

•   Flexible co-location with customers and suppliers (Austria, Canada, Germany, Japan, U.K. and U.S.)

•   All CAD and CAE analytical tools in a secure network

Automotive Testing and Automation

•   Safety, structural, fatigue, environmental, instrumentation and durability testing for body and interior systems

•   Vehicle ride simulation, NVH and road load data acquisition

•   Vehicle and component test development, design verification, product validation and certification

•   Production assembly equipment

ACTS “Advanced Car Technology Systems”

•   50/50 Joint Venture with Magna Steyr

•   Complete capability for advanced development, simulation and testing of whole vehicle systems

•   Test execution and evaluation for passive safety, endurance and environmental simulation

•   Systems supplier of PPS (Pedestrian Protection System), new products and works closely with Magna Uniport, another 50/50 joint venture with Magna Steyr, which supplies complete doors in Hambach, France for the Smart Fortwo and the Smart Roadster

•   Canada   •   United States   •   Mexico   •   Brazil   •   Spain   •   United Kingdom   •   France   •   Belgium

•   Germany   •   Austria   •   Italy   •   Czech Republic   •   Poland   •   China   •   Japan   •   South Korea

71 Production Facilities

• Canada	15
• U.S.A	17
• Mexico	3
• Brazil	1
• Europe	34
• Asia Pacific	1

17 Sales/Purchasing Offices

• Canada	1
• U.S.A	1
• Mexico	1
• Brazil	1
• Europe	9
• Japan	2
• China	1
• South Korea	1

24,000 Employees

• Canada	5,600
• U.S.A	4,700
• Mexico	4,500
• Brazil	200
• Europe	8,300
• Asia Pacific	700

17 Engineering, R&D/Test Facilities

• Canada	1
• U.S.A.	3
• Europe	11
• Asia Pacific	2

Interior Systems

Cockpit Systems

•   Cockpit Modules

•   Instrument Panels

•   Multiple Surface Materials (Soft, Hard and Grain Options)

•   Consoles

•   Glove Boxes

•   Assembly & Sequencing

Overhead Systems

•   Complete Overhead Systems

•   Headliner Substrates

•   Sun Visors

•   Consoles

•   Grab Handles

•   Lighting

•   Assembly & Sequencing

Sidewall & Trim Systems

•   Trim Hardware Modules

•   Door Trim Modules

•   Hard Trim

•   Door & Side Panels

•   Rear Cargo & Trunk Trim Systems

•   Package Trays

•   Assembly & Sequencing

Floor Carpet & Complete Vehicle Acoustic Systems

Cargo Management Systems

Complete Interior Integration

•   Complete Vehicle & System Engineering & Design

•   Safety & Electronic Systems

•   Advanced Manufacturing & Pre-Production Management

•   Materials & Logistics Management

•   Supply Base Management

•   Assembly & Sequencing

Seating Systems

•   In-Vehicle Stowable Seating

•   Stow-in-Floor (All Rear Seats)

•   Stow-to-Floor (All Rear Seats)

•   Other Specialty Options

•   Modular Seat Assemblies

•   Integrated Child Safety Seats

•   Integrated Occupant Safety Restraints

•   Head Restraints and Armrests

•   Trim Covers

Seating Hardware Systems

•   Specialty Mechanisms for In-Vehicle Seat Stowage

•   Stow-in-Floor (All Rear Seats)

•   Stow-to-Floor (All Rear Seats)

•   Other Specialty Options

•   Manual Adjusters

•   Seat Height Adjusters

•   EZ Entry Mechanisms

•   Fold & Tumble™ Mechanisms

•   Manual Recliners

•   Fold Flat Mechanisms

•   Specialty Latches

•   Spring Suspension Systems

•   Risers

•   Folding Load Floor Panels

•   Sliding Cargo Load Floor

Electric/Electronic Capabilities

•   System Engineering

•   Electrical Integration

•   Component Specification and Design

•   Hardware and Software

•   Simulation

•   Validation

•   Functional Testing

•   Supplier Management

Closure Systems

Latching Systems

•   Side Door Latches

•   Sliding Door Latches

•   Front and Rear Latches

•   Seat Latches

•   Strikers

•   Mechanical Cable Assemblies

•   Plastic Handles

•   Door Handle Assemblies

•   Latch Actuators

•   Non-Contact Door Entry Systems

•   Power Sliding Doors

•   Power Liftgates

•   Integrated Closure Systems

Glass Moving Systems

•   Cable & Drum – Single and Dual Rail

•   Arm & Sector

•   Quarter Systems

•   Rear Window Closure Systems

System Module Technologies

•   Door Modules

•   Hardware Trim Modules

•   Mid-Door Systems

•   Complete Door Systems

•   Reconfigurable Roof Systems

Electro-Mechanical Systems

•   Actuator Assemblies

•   Wiper Systems

•   Electric Motors

•   Obstacle Detection Systems

President’s Message

Strong leadership and a commitment to craftsmanship, innovation and world-class manufacturing make Intier a leading supplier of cost-effective interior and closure systems for the global automotive industry. Intier continues to see opportunities to fulfill customer needs within the competitive industry conditions that continue to challenge all automakers. As our OEM customers contend with the effects of a weak global economy and fluctuating consumer confidence, we believe Intier products offer what they seek – product value and the elements for brand differentiation. A functional, well-crafted vehicle interior is a key determinant when making a vehicle purchase decision and consumer convenience products such as power liftgates and sliding doors, stowable seats and improved storage options also influence consumer buying preferences.

Intier employs multiple strategies to increase shareholder value:

•   Product Portfolio: Depending on customer requirements, Intier is able to supply specialized products and services in varying degrees of complexity. Intier can deliver individual components, modular systems or can manage the integration of complete vehicle interiors.

•   World-Class Manufacturing: The implementation and sharing of best practices throughout our global operations make continuous improvement part of our company culture.

•   Craftsmanship: Our unique Product Delivery Process™ (PDP) guides product development from the initial customer order through design, engineering, manufacturing, assembly and delivery. It systematically ensures every Intier product meets our measurable standard of excellence.

•   Cost Discipline: Our initiatives include: lean manufacturing processes, Six Sigma, a global procurement strategy, Value Analysis/Value Engineering (VA/VE) to improve function and reduce product costs and ensuring we have a competitive manufacturing footprint.

•   Technical Excellence: 17 technical centres offer world-class design, engineering, program management and testing services.  A comprehensive understanding of complete vehicle architecture gives Intier a competitive advantage in our ability to optimize functional vehicle systems.

•   Innovation: Through our Innovation Development Process™ (IDP), innovations are systematically conceived, developed and validated with checkpoints to verify feasibility and marketability. Innovative ideas are transformed into practical product and process solutions.

•   Consumer Research: Our thorough understanding of consumer preferences and needs enables Intier to anticipate industry trends and be first to market with products that surprise and delight customers and consumers.

•   Strategic Alliances: Collaboration with industry leaders, such as Delphi-Packard, Magna Steyr and Rush Group, that have proven product and process innovations to support and enhance our product lines and services.

•   Market Expansion: Development of emerging markets in line with our OEM customer strategies.

Intier has increased our content per vehicle and expanded our global customer portfolio. Some of the new vehicle programs in both Europe and North America featuring Intier products include: Chevrolet Equinox, DaimlerChrysler minivans, Honda Odyssey, BMW 1 Series and 6 Series, Mercedes-Benz A-Class and Land Rover Discovery. Intier continues to provide interior integration management expertise on vehicle programs such as Cadillac CTS-V and SRX, Chevrolet Colorado/GMC Canyon and MINI by BMW in 2003 and Cadillac STS in 2004.

Intier performs well by design and the most important element of that design is people. Our decentralized structure and entrepreneurial culture attracts and motivates employees with initiative. It is their dedication to craftsmanship, innovation, and world-class manufacturing that enables Intier to achieve its goals. We appreciate your interest in our company and hope you will find this document informative.

(Signed) Donald J. Walker

President & Chief Executive Officer

1

World-Class Manufacturing

Engineering, research and development and advanced manufacturing teams continually improve Intier products and processes. World-class manufacturing at Intier is based on universally accepted standards using leading-edge technologies, lean manufacturing principles, 5S and problem-solving tools such as Six Sigma. These lean manufacturing/total quality management practices ensure the delivery of innovative, well-crafted interior and closure solutions for our customers and ultimately for the end consumer. World-class manufacturing also means having the flexibility and agility to be able to provide large or small volume production on the same manufacturing line.

Six Sigma is a structured business process with analytical tools to eliminate problems. Design For Six Sigma (DFSS) is a process that includes customer input to define critical characteristics to optimize design and anticipates and eliminates problems or inefficiencies before they occur.

Environmental Stewardship

All Intier facilities are committed to minimizing environmental impact and are working toward ISO 14001/EMS (Environmental Management System) certification. We continually explore new improvements such as working with lighter materials and reusing or recycling materials and components.

Intier is making substantial progress in environmental stewardship with initiatives such as our PPF (polypropylene foam) headliner which eliminates the use of fiberglass and polyurethane and is highly recyclable.

Images:

a. An Intier employee assembling a door hardware module

b. The Cadillac SRX, for which Intier supplies the cockpit, overhead system, door panels, centre console and cargo management system, further demonstrates Intier Automotive’s role as a successful Interior Integrator

c.  A Chrysler Pacifica seat begins to take shape as assembly workers install the foam and trim

d. The Audi A8 is one of many vehicles in the luxury segment for which Intier supplies extensive content

e.  In addition to interior integration responsibilities for the GMC Canyon, Intier supplies the complete cockpit and seat tracks

f.   Intier Automotive supplies all 3 rows of seats as well as hood and liftgate latches for the Chrysler Pacifica

2

5S is a philosophy based on simplified and standardized processes that improve workplace organization and profitability.

1) Seiri – Organization
2) Seiton – Neatness
3) Seiso – Cleaning
4) Seiketsu – Standardization
5) Shitsuke – Discipline

As a world-class manufacturer, Intier supplies products for many vehicles globally including: DaimlerChrysler minivans, General Motors full-size trucks and SUVs, Honda Accord and Pilot, MINI by BMW, BMW 6 Series (shown below), Nissan Micra, Toyota Avensis, Chrysler Pacifica, Audi A8, A4 Cabriolet and A3, Volkswagen Touareg and Ford Expedition/Lincoln Navigator.

3

Intier delivers refined luxury with the instrument panel for the new Audi A3 premium sports hatchback.

Intier focuses on LIFE™ (Lifestyle Inspired Functional Enhancements) as shown by the integrated console rear entertainment centre on the Cadillac SRX.

4

Innovation

The Intier culture is a source of revolutionary and evolutionary inventions. Intellectual property is the cornerstone of our ability to offer unique products that surprise and delight the customer and the consumer. A blend of creative and analytical thinking, backed by sound engineering disciplines, continually results in new product features that enhance safety, comfort, function and help differentiate customer brands.

Talented technical teams combine their comprehensive knowledge of industry trends, manufacturing processes, materials and vehicle expertise, to design creative and marketable solutions. Our Innovation Development Process™ (IDP) is the methodology used for generating and evaluating ideas worthy of pursuing through the entire product development cycle. Safety features form the backbone of design for many Intier products and our engineers, in association with ACTS (Advanced Car Technology Systems), incorporate the latest generation of sensors, motion detectors and integrated passenger safety restraint systems to safeguard vehicle occupants. Industrial designers at Intier provide the quintessential elements of style, fusing a harmonious blend of fit, finish and function. Rigorous in-house testing is also an integral part of the design process to ensure full compliance with reliability and durability parameters.

Innovation is not limited to product design at Intier. We continually examine work processes to discover ways to enhance customer satisfaction and to bring new and improved products to market. Our ability to apply our technologies to multiple customer platforms minimizes development costs and enhances our competitive advantage. Through our Innovation Awards event, Intier honours employees who have made the most significant contributions in product and process innovations.

Our Commitment to Research and Development

Our goal is to develop innovative products that distinguish our customers’ brands and quickly bring them to market. To meet our goal, Intier has:

•   A corporate constitution allocating 7% of pre-tax profits to R&D

•   Over 2,000 engineers, designers and technicians

•   State-of-the-art CAD and CAE tools

•   17 product development, engineering and testing centres

•   Full in-house industrial design capabilities

•   Proprietary consumer research clinics that are conducted on an ongoing basis to explore consumer automotive preferences and emerging trends

Images:

a. Integrated centre stack technology, utilizing low profile electronics, offers surprising storage opportunities and enhanced styling appeal

b. Intier Automotive’s Center for BioSciencesTM applies our patented MAGNAMAPTM pressure mapping software during the seat development process to optimize comfort

c. The Tailgate Swing Up™ Seat, another Intier-developed seating solution, stows rearward onto the liftgate to create space for large cargo loads

d. An example of our superior development capability is a pedestrian protection system developed at ACTS (Advanced Car Technology Systems) – the system takes precautionary measures for pedestrian safety at the point of potential impact

e. Called the Reversible Seat, this seat literally reverses direction allowing the consumer to conduct impromptu meetings or have a picnic while inside the vehicle

f. Leveraging our interiors and closures strengths, Intier is well positioned for door modules integrating door hardware and the trim panel

Advanced Car Technology Systems [ACTS], Sailauf, Germany

A 50/50 joint venture between Intier and Magna Steyr that tests components, systems and vehicles for passive safety and durability.  One of the most modern test centres in existence, ACTS is a respected partner for R&D departments throughout the global automobile industry.

Closures Technical Centre [CTC], Newmarket, Canada

A world-class, A2LA certified test facility with full-service production development centre, R&D teams and advanced prototype capabilities.

Intier Automotive Product Development Centre, Novi, USA

A comprehensive product development centre with full-service capabilities for automotive seating and other interior systems as well as automotive closure systems including:

•   Consumer Research and Program Management

•   Complete interior level benchmarking

•   Research, advanced engineering and product development

•   Simulation and analysis

•   Styling, advanced craftsmanship and design

•   Full prototyping capabilities

•   Center for BioSciences™

Magna Automotive Testing [MAT], Livonia, USA

A world-class, ISO-9001 registered and A2LA accredited test facility with assembly expertise for seating, interior, closure and body systems.

Magna Engineering Centre [MEC], Munich, Germany

An Intier full-service engineering facility with design concept and development capabilities for complete interiors.

5

A vehicle interior should appeal to the senses…a harmony of colour and finishes, the touch of leather, an adjustable seat for the perfect fit, theatre-like surround sound, a car door that closes with authority, an intuitively designed instrument panel, advanced technology… all styled and meticulously crafted to perform.

Intier Automotive is a key supplier to the Bentley GT Coupe.

6

Craftsmanship

Craftsmanship, like art, is difficult to define but easy to recognize when we experience it. It is the artistic blending with the accurate. Craftsmanship is taking the cachet associated with items crafted by hand and executing mass produced items with the same care and attention to detail. Sensory appeal, perfect fit and finish, matching materials, accuracy and flawless assembly without a trace of gaps, squeaks or rattles are all characteristics of craftsmanship. It isn’t just the simple choice of premium or economy materials but how skillfully they are applied and replicated time and again to exact standards. Craftsmanship at Intier is a fundamental operating principle and, through our Product Delivery Process™ (PDP), it is systematically applied and one of the ways we differentiate our company. It touches every aspect of our operations from researching what drives consumer purchase decisions to the design and manufacturing processes. People at Intier are trained to recognize the attributes of craftsmanship such as colour, gloss, grain and seamless function, using well-defined performance processes and metrics.

Backed by advanced technologies and world-class manufacturing practices, our craftspeople ensure quality from the outset. Every component or system is assembled with care and pride to create ergonomically designed environments where form and function are completely synchronized. It takes great communication and teamwork to execute well, and the disciplines of design, engineering and manufacturing work in harmony to craft the unique brand character of every Intier product. Intier products continue to set new standards for craftsmanship on vehicles such as: Ford Freestar/Mercury Monterey, Cadillac SRX, BMW 5 Series and 6 Series, Jaguar XJ, Audi A3, Porsche Cayenne, Toyota Avensis and Nissan Micra. Intier designed the cockpit system for the Audi A8, recognized within the industry as a benchmark for craftsmanship.

Images:

a. The Dodge Durango light-bar demonstrates harmony of function and style

b. Featured in the HUMMER H2, the mid-door collapses to provide additional storage space and greater flexibility

c.  The BMW 6 Series cockpit exemplifies superior craftsmanship and luxurious styling

d. By using a new and innovative trim cover attachment method, Intier is able to achieve a consistent, finely-crafted look for the Chevrolet Equinox seat

e.  An employee performs a final quality check of a Ford Escape seat to ensure it meets our stringent standards for quality and precision

7

Interior Systems

Intier works closely with customers to supply complex, functional and aesthetically pleasing interior systems. Recognized in the industry as a leading designer, manufacturer and integrator of premier modular systems, Intier designs entire interior systems that fit together seamlessly. Multi-adjustment seating conforms to each driver’s and passenger’s preference. Instrument panels, cockpits, overhead and sidewall systems are manufactured using modern materials and electronic technologies. Carpet, acoustics and cargo management systems are designed for convenience, comfort and multi-purpose usage. The combination of components is a harmonious balance of colour and texture and an individual expression of style.

Cockpit, Consoles, Overhead and Sidewall Systems

Intier excels at designing highly functional and superbly crafted interiors that surround drivers with the essentials: safety, comfort and convenience. Interior space is optimized with intuitive electronic controls within easy reach and perfectly aligned with driver vision for driving, climate and entertainment features. Overhead and sidewall systems incorporate contemporary materials and the latest technologies to reflect unique vehicle styling.

Carpet, Acoustic and Cargo Management Systems

Intier engineers enhanced acoustical performance in vehicle interiors for the Mercedes S-Class, the Maybach, the Porsche 911 and the Porsche Boxster using carpeting and optimal noise reduction technologies. We also optimized interior space by designing cargo management systems that are multi-purpose and well organized. Versatile storage compartments are designed for convenient loading and unloading and can be easily reconfigured to accommodate extra cargo.

Images:

a. Intier designers review trend-setting interior themes for recommendation to the program team

b. Intier successfully launched the instrument panel, seats and overhead system for the all-new Chevrolet Equinox

c.  BMW 3 Series Estate features optimal acoustics and floor carpet systems for luxury performance

d. Intier overhead system responsibility on the Cadillac SRX includes headliner manufacture, complete assembly, electronics integration and validation testing

e.  An operator inspects the quality of the final door assembly to ensure it meets Intier standards

f.   The Cadillac SRX cargo management system illustrates our commitment to providing innovative and convenient storage solutions

8

Examples of Intier interior systems are found in the Ford Freestar/Mercury Monterey, Chevrolet Malibu (shown here), Cadillac SRX, Toyota Avensis, BMW 3 Series and 6 Series and Jaguar S Type.

Intier supplies the BMW 6 Series instrument panel, centre console, door panels, pillar trim and sun visors.

9

The Saturn ION is unique within the premium compact car segment with a fold-flat front passenger seat for long cargo.

New editions of the Dodge Caravan and Chrysler Town & Country minivans feature STOW ‘N GO™ (a trademark of DaimlerChrysler Corporation) seating – second-row bucket seats and a 60/40 split third-row bench that stows in the floor for easy reconfiguration to accommodate passengers, cargo or both.

10

Interior Systems

Seating Systems

Styling and designing a comfortable seat is an art in itself. We bring together multi-disciplined design and engineering teams to create advanced seating systems that offer comfort, safety, versatility and style. The starting point for design is conducting consumer clinics and other forms of quantitative and qualitative research to gain insight into consumer psychology, expectations and emerging trends. With this understanding, the engineering process extends to industrial design to blend form, utility and material selection. Biomechanical engineers, kinesiologists and ergonomic specialists from our Center for BioSciences™ further develop seating systems that are comfortable and easy to use. When our research indicated that consumers want flexible options to easily transform passenger and cargo space, we responded with second- and third-row stow-in-floor seats that easily create one large flat cargo area.

Intier is the leading manufacturer in North America for manual components that lift, recline, fold, adjust and reconfigure seats. Innovations and cost-effective enhancements also include: integrated child seats, sensoring for deployment of passenger restraint systems, use of alternative materials, ultra-lightweight systems and thermostatically heated and cooled seats.

Some examples of vehicles with complete seating systems by Intier: Ford Freestar/Mercury Monterey, Ford Escape/Mazda Tribute/Mercury Mariner, Chevrolet Equinox, Saturn VUE, Saturn ION, Chrysler Pacifica, Chrysler Town & Country/Dodge Caravan, Ford Transit, Renault Trafic/Opel Vivaro/Nissan Primastar, Volkswagen Caddy, Mitsubishi Galant and Mitsubishi Eclipse/Spyder, Mitsubishi Endeavor and Chrysler Sebring Coupe/Dodge Stratus Coupe.

Images:

a. An operator uses a robotic arm to transfer a Ford Escape driver seat to another line for shipping preparation

b. The second row captains chairs in the Ford Freestar Fold & TumbleTM with minimal effort for EZ entry to the third row or increased cargo capacity

c.  Intier Automotive’s i-DiSCTM recliner is currently in production on 13 different vehicles

d. Ford Freestar’s third row seat stows in the floor without removing the head restraints, meeting consumer demand for simple seat functionality

e.  Our stow-in-floor seats for the Chrysler Town & Country and Dodge Caravan are the new benchmark in seating and interior versatility for minivans

f.   Vertically integrated, Intier is a leader in manual mechanisms such as adjusters, recliners and specialty articulation

Interior Integration

The scope of interior integration varies depending on customer requirements. It ranges from supplying a single interior component such as the instrument panel to assembly and testing of an entire cockpit or complete vehicle interior.

Intier has pioneered interior integration and developed sophisticated assembly and sequencing processes throughout our global operations. Our first fully integrated vehicle interior was the 2002 Cadillac CTS, for which General Motors won the “Interior of the Year” award at Detroit’s 2003 Auto Interiors Show. Our next was the MINI by BMW with the highest extent of cockpit integration ever outsourced by BMW Group who benchmarked Intier as the global leader for instrument panel and cockpit systems. In 2003 Intier managed the interior integration on: Cadillac CTS-V and SRX, Chevrolet Colorado/GMC Canyon, MINI by BMW, and, launching in 2004, the Cadillac STS.

11

Closure Systems

Our capability to design, engineer and manufacture a full range of advanced closure modules and mechanisms is a distinct competitive advantage for Intier. No other company has our strength in closure technology and, when combined with our complete vehicle interior capabilities, Intier is well positioned to win new business. Intier has a successful strategy to develop closures products which can be common to multiple global platforms. This enables our customers to introduce unique features in vehicle design while realizing the cost advantages of single-source engineering and global components. The closure module market is forecasted to double in the next five years. To support this rapid growth we reorganized our Closures products grouping into Mechanisms and Modules in 2003.

Mechanisms

Intier is one of the industry’s largest suppliers of power systems, window regulators, wiper systems, door handles and door, hood, trunk, tailgate and liftgate latches. We are renowned for advanced engineering solutions that provide safety, security and convenience. Intier has engineered technologies such as high-quality latching systems, doors that open without touch and anti-pinch sensing technology for power sliding doors, window systems and liftgates. Intier is recognized as the global leader for power liftgates and power sliding doors as featured in DaimlerChrysler minivans. A North American automaker has awarded Intier the power liftgate business for their complete line of sport utility vehicles commencing production in 2006. Built with superior function and durability and backed by performance/warranty ratings that are second to none, our power-closure systems operate quietly and reliably and meet the industry’s strict safety regulations.

Modules

By delivering closure mechanisms in a fully tested, functioning module, we provide our customers with value through integration. The benefits to our OEM customers are numerous including improved quality, assembly plant efficiencies, greater opportunity for vehicle model diversity and cost reduction. Intier has the unique capability to control total door costs by internally producing nearly 85% of the content required for modules including interior trim, window regulators, latching systems, release cables and handles.

Images:

a. Intier smart electric motor technology integrates world-class safety electronics such as anti-pinch sensing for window regulators

b. Intier is the market leader for window regulators in North America

c.  A smart wiper system for Smart cars

d. Utilizing our obstacle detection safety system, Intier power liftgates reverse direction when they sense motion – an industry first.

e.  A modular side door latch originally developed for Fiat in Europe has been launched for multiple OEMs in the domestic Brazilian market

f.   Intier door modules are featured in the Ford Expedition/Lincoln Navigator and Nissan Maxima (shown here)

g. An inside door handle on the new Ford F150 Truck

12

A door carrier concept integrating door hardware and trim features.

The smart window regulator electronics on the PT Cruiser Convertible also control the convertible roof – another innovative, flexible feature by Intier.

13

Electrical and Electronic [E/E] Systems

The vehicle is our virtual home away from home and increased technological convergences can keep us in constant touch with the outside world. Global navigation, pedestrian protection, occupant protection, entertainment and interactive communications are enhanced features that rely on electronic hardware and software. Electronics is the fastest growing segment in our industry and, as a global Tier 1 supplier, Intier knows that an electrical and electronic strategy is a critical component for growth.

Our strategy is twofold: architecture system optimization and seamless integration. In association with alliance partners, we harmonize state-of-the-art products and engineering solutions to satisfy customer expectations for the latest technology. Our E/E strategy is working, as evidenced by our ability to quickly deliver sophisticated yet easy-to-use electronic features. Whatever the application or OEM requirement, Intier provides the latest and most competitively priced technologies ranging from in-house development of an algorithm for pedestrian protection to complex E/E systems integrated with alliance partners.

Intier delivers complete vehicle systems including advanced electrical architectures to automotive manufacturers around the world.

Images:

a. Printed Circuit Board is a sample of our integrated electronics used to control various Intier power closure systems with proprietary software

b. Designed for intelligent use of space with on-demand functions and integrated displays, the IntellispaceTM Advanced Cockpit is unprecedented in interior design

c.  This fully powered seat features a DVD player and screen, a flexible task light, seat heat, belt minder and an illuminated cup holder, yet is easily removable from the vehicle through our patented electrical connection system

14

People

Intier Automotive’s number one competitive advantage is our people. With 24,000 employees in 16 countries, we are a multicultural company united by a common purpose – to deliver customer value. Our entrepreneurial culture encourages everyone at Intier to take initiative and to fully use their talents to improve our products and services. Individuals are provided with opportunities for a rewarding work experience and a chance to benefit from the company’s success. When people share a sense of ownership and are given the appropriate level of autonomy and responsibility, they perform at a higher level. Empowerment translates into innovation, craftsmanship, ingenuity, agility and profitability.

Intier Automotive Employee’s Charter

Intier Automotive is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Intier Automotive’s Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles:

Job Security

Being competitive by making a better product for a better price is the best way to enhance job security. Intier Automotive is committed to working together with you to help protect your job security. To assist you, Intier Automotive will provide:

•   Job Counselling

•   Training

•   Employee Assistance Programs

A Safe and Healthful Workplace

Intier Automotive strives to provide you with a working environment which is safe and healthful.

Fair Treatment

Intier Automotive offers equal employment opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

Intier Automotive will provide you with information which will enable you to compare your total compensation of total wages and total benefits with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

Employee Equity and Profit Participation

Intier Automotive believes that every employee should share in the financial success of the company.

Communication and Information

Through regular monthly meetings between management and employees and through publications, Intier Automotive will provide you with information so that you will know what is going on in your company and within the industry.

The Hotline

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department.

Hotline Number: 1-800-263-1691

Employee Relations Advisory Board

The employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Intier Automotive operates within the spirit of the Intier Automotive Employee’s Charter and the principles of Intier Automotive’s Corporate Constitution.

15

Intier Automotive’s Corporate Constitution

Board of Directors

Intier Automotive believes that outside directors provide independent counsel and discipline. A majority of the members of Intier Automotive’s Board of Directors will be outsiders.

Employee Equity and Profit Participation

Ten percent of Intier Automotive’s profit before tax will be allocated to employees. These funds will be used for the purchase of Intier Automotive shares in trust for employees for allocation to employee pension plans and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation

Intier Automotive will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Minimum Profit Performance

Management has an obligation to produce a profit. If Intier Automotive does not generate a minimum after-tax return of four percent on share capital for two consecutive years, the Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated Investments

Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Intier Automotive’s equity.

Constitutional Amendments

Any change to Intier Automotive’s Corporate Constitution will require the approval of the Class A and Class B shareholders, with each class voting separately.

Management Profit Participation

To obtain long-term contractual commitment from senior management, the Company provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of Intier Automotive’s profit before tax.

Research and Development

Intier Automotive will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

Social Responsibility

The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

Intier Executive Management (pictured above left to right)

John Farrell, Michael Sinnaeve, Klaus Iffland, Michael McCarthy, Thomas Apostolos, Donald Walker, Richard Banfield, Richard Gwynn, Bruce Cluney and Scott Paradise.

Intier Board of Directors

The Honourable Flavio Cotti (Corporate Director; Former President of the Swiss Confederation), Neil G. Davis (Partner, Davis Webb Schulze & Moon), Vincent J. Galifi (EVP & CFO, Magna International Inc.), Louis E. Lataif (Dean of the School of Management, Boston University), The Honourable Edward C. Lumley (Vice-Chairman, BMO Nesbitt Burns Inc.), Rudolf Streicher (Corporate Director), Donald J. Walker (President, CEO & Chairman, Intier Automotive Inc.), Siegfried Wolf (Executive Vice-Chairman, Magna International Inc.) and Lawrence Worrall (Corporate Director).

Corporate Information

Intier Automotive Inc. Head Office

521 Newpark Blvd., Newmarket, Ontario, Canada L3Y 4X7

Tel: 905-898-5200
Email: info@intier.com

Intier Automotive U.S.A.

39600 Lewis Drive, Novi,
Michigan, U.S.A. 48377

Tel: 248-567-4000
Email: usa@intier.com

Intier Automotive Europe

Kurfürst-Eppstein-Ring 11, D-63877 Sailauf, Germany

Tel: 49-6093-9937-0
Email: europe@intier.com

Intier Automotive Japan

Crest Yasuda Bldg. 3rd Floor,
21, 3chome, Kanda-Nishiki-cho
Tokyo Chiyoda 101-0054, Japan

Interiors Tel: 813-3518-8004
Closures Tel: 813-3518-8008
Email: info@intier.com

16

FINANCIAL REVIEW 2003

WORLD-CLASS MANUFACTURING, INNOVATION, CRAFTSMANSHIP, AGILITY

Table of Contents

Financial Highlights
Letter to Shareholders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Responsibility for Financial Reporting
Auditors’ Report
Significant Accounting Policies
Consolidated Balance Sheets
Consolidated Statements of Income, Retained Earnings and Magna’s Net Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Six Year Financial Summary
Quarterly Summary
Share Information
Directors and Officers
Corporate Information

Intier Automotive is an innovative leader in the development and manufacture of vehicle interior and closure components and systems for the global automotive industry. The Company’s capabilities are among the most diversified in the industry, ranging from the understanding of consumer needs and wants, through market and consumer research, concept development, design and engineering, testing and validation and finally the manufacture of interior and closure systems. Intier is also a leader in vehicle interior integration and program management. Our interiors product expertise includes complete seating systems including seating hardware; cockpit systems; overhead, sidewall and trim systems; floor carpet and complete vehicle acoustic systems; and cargo management systems. Our closures product expertise includes latching systems; glass moving systems; electro-mechanical systems; power liftgates and sliding doors; and system module technologies including mid-doors and complete door systems. Intier has approximately 24,000 employees at 71 manufacturing facilities, 17 product development, engineering and testing centers and 17 sales/purchasing offices throughout North America, Europe, Brazil and Asia Pacific.

Intier Automotive

Shaping the Inner Dimension™

On the cover (left to right):

Top row

Ford Freestar, Toyota Avensis, Nissan Micra, Chrysler Town & Country, Nissan Maxima

Middle row

•   Intier successfully launched the BMW 6 Series with extensive interior content including the instrument panel, centre console, door panels, pillar trim and sun visors

•   Our Chrysler Pacifica seats are luxurious and versatile in order to meet the needs of premium vehicle purchasers with active lifestyles

•   Optimization of packaging and integration for the electronic architecture of the Cadillac CTS cockpit is one of our many integration responsibilities

•   An Intier structural sealed door module concept delivers value through integration

Bottom row

Audi A3, Saturn VUE, Chrysler Pacifica, BMW 6 Series, Chevrolet Silverado

Financial Highlights

Letter to Shareholders

“2003 was a year of significant progress for Intier which reinforced our reputation as an innovative and cost-effective, global interior and closure systems supplier. Our continued growth is a testament to our success as we achieved record sales of $4.7 billion – a 21% increase compared to 2002.”

INTIER 2003

It was an exciting year for Intier as we launched over $1 billion in new business and opened ten new manufacturing facilities. Although the costs associated with such intense, greenfield growth put short term pressure on our margins, we expect that these new product sales will deliver positive results to our bottom line in 2004 and thereafter.

Intier achieved record sales in 2003 of $4.7 billion – a 21% increase compared to sales in 2002. We also achieved double-digit growth in content per vehicle – 27% in Europe and 21% in North America. Continued sales and content growth affirms our success in providing exceptional products and services to our customers and reinforces our position as an innovative, cost-effective, global interior and closure systems supplier.

Intier continues to generate significant cash flow. Before changes in working capital, operating cash flow was $212 million in 2003, which provided sufficient funds to internally finance our entire investment activities.

Corporate governance and transparent financial accounting are ongoing management priorities and our best practices in these areas safeguards shareholder interests. Our board is comprised of independent members who understand our unique and highly competitive operating environment. They are actively involved in reviewing performance and in evaluating risks and growth opportunities.

THE INDUSTRY

For the automotive industry, 2003 was another year of challenges for automakers and suppliers. The good news is that industry challenges present opportunities for the best suppliers to differentiate themselves.

A weak global economy and lack of consumer confidence led to reduced demand for new vehicles, particularly in North America. This resulted in unprecedented price and financing incentives to stimulate sales. These incentives negatively impacted margins throughout the industry and, like other suppliers, Intier was under intense pressure from our customers to reduce pricing.

A hyper-competitive market also led global vehicle manufacturers to intensify their search for unique products and features to attract consumers to their brands. With cost-effective, innovative products that enhance vehicle safety, function, comfort and styling, Intier is well positioned to help OEMs with brand differentiation and cost efficiencies.

INTIER IN THE INDUSTRY

Intier met the industry’s cost challenges through a number of strategies: ongoing cost discipline; further implementation and sharing of best practices throughout global operations; product optimization and VA/VE (Value Analysis/Value Engineering) strategies that improve function and/or reduce cost. In response to cost pressures in 2003 we rationalized operations and restructured or closed uncompetitive manufacturing facilities. We also opened a purchasing office in China as part of the continued implementation of our global procurement strategy.

Intier met the industry’s innovation challenge with more products to surprise and delight customers and consumers. Some examples of these are:

•   easy to manage STOW ‘N GOTM (a trademark of DaimlerChrysler Corporation) seats in DaimlerChrysler minivans

•   convenient Fold and TumbleTM seats in the Ford Freestar/Mercury Monterey

•   functional Nissan Maxima door modules

•   cargo-friendly mid-doors on the HUMMER H2

•   lightweight, variable thickness STRUCTURALITETM headliners for the Toyota Camry Solara

•   innovative instrument panels, headliners and door panels for the Cadillac SRX

•   uniquely styled instrument panels, centre consoles, door panels, pillar trim and sun visors for the BMW 6 Series

The vehicle interior is a key determinant when making a vehicle purchase decision and consumer convenience products such as power liftgates and sliding doors, stowable seats and improved storage options also influence consumer buying preferences. Through our unique and thorough understanding of industry trends and consumer preferences and needs, we believe Intier product offerings are well aligned with what our OEM customers are seeking.

Innovation has been made systematic at Intier through our Innovation Development ProcessTM (IDP), which transforms innovative ideas into practical solutions. IDP starts by understanding consumer needs and preferences and extends through every level of design, engineering, testing and manufacturing. Our ability to offer innovative products with reduced development time and costs is further enhanced through strategic partnerships that provide access to specialized technologies.

OUR PRODUCTS

Through rigorous research, design, testing, product development and world-class manufacturing, Intier delivers well-crafted interiors and closure products. Some recent examples of Intier product achievements include:

•   complete seat modules for the Ford Freestar/Mercury Monterey, Saturn ION, Chrysler Pacifica and Volkswagen Caddy

•   seating mechanisms for the Honda Accord and Pilot

•   cockpit modules for the Nissan Micra, Jaguar XJ, BMW 6 Series, Cadillac SRX and Chevrolet Colorado/GMC Canyon

•   closure door modules for the Ford Expedition, Lincoln Navigator and Nissan Maxima

•   power liftgates and power sliding doors for DaimlerChrysler minivans

•   cargo management and interior trim for the BMW X3.

Intier performed well as the interior integrator for the 2002 Cadillac CTS and the 2003 Cadillac CTS-V and SRX and General Motors has again demonstrated their confidence in our abilities by choosing Intier as the lead interior integrator for the new Cadillac STS launching in 2004. Through our 17 technical centres including ACTS, a 50/50 joint venture with Magna Steyr, Intier has a comprehensive understanding of the complete vehicle architecture which gives us a competitive advantage in our ability to optimize functional vehicle systems.

Some examples of Intier products which will start production in 2004 are:

•   complete seats, headliner and instrument panel for the Chevrolet Equinox

•   stow-in-floor second and third row seats for DaimlerChrysler minivans

•   complete seat systems, overhead system and interior trim components for the Mercury Mariner

•   interior integration, overhead system, instrument panel and door panels for the Cadillac STS

•   door panels for the BMW 1 Series

•   a modular side door latch on a number of Audi programs

•   window regulators on the Honda Odyssey

•   interior trim, carpet and cargo management for the Mercedes A-class

OUR EMPLOYEES

The success of Intier is through the dedication of our people who are committed to craftsmanship, innovation and world-class manufacturing. Intier has a highly motivated and engaged workforce due to a number of factors. Our decentralized structure creates an entrepreneurial culture that recognizes and rewards initiative, and profit sharing fosters pride of ownership. The Intier Employee’s Charter and Corporate Constitution are the cornerstones of the company culture and declare the company’s commitment to employees and shareholders. The principles contained in these documents ensure employees are treated fairly, receive competitive compensation and have a safe and healthy workplace that provides open communication and a continuous learning experience.

LOOKING AHEAD

Our sales forecast remains strong with a significant backlog of new orders that will continue to drive growth. With a solid balance sheet and conservative debt to equity ratio, Intier is well positioned to capitalize on a growing global automotive interiors and closures market. We are focused on expanding our business ventures in Asia and on continued growth with our Asian customers in North America. We are committed to innovation and our global search for new ideas, products and processes.

Our relatively small public float has not been sufficient to meet the demands of our existing and potential shareholders and we are resolved to improve the liquidity in our shares on a basis that is rewarding to both our current and future shareholders.

In summary, we are proud of what we have accomplished in 2003 and we are confident that we will add value for our stakeholders. Intier will continue to focus on factors within our control: innovative products, customer service, quality, cost and delivery. We would like to thank our customers, our employees, our investors, our alliance partners and our Board of Directors for contributing to our collective success.

(Signed) Donald J. Walker	(Signed) Michael E. McCarthy
President & Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation of Financial Information

The amounts described below are based on the Company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP. The significant differences between Canadian and United States GAAP are detailed in Note 23 to the consolidated financial statements. The following Management’s Discussion and Analysis should be read in conjunction with the consolidated financial statements, including “Significant Accounting Policies – Principles of Consolidation”. This Management’s Discussion and Analysis was prepared as of February 17, 2004.

Overview

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 24,000 employees at 71 manufacturing facilities, 17 product development, engineering and testing centres and 13 sales offices in North America, Europe, Brazil and Asia Pacific. The Company’s top five customers, based on consolidated 2003 sales, are DaimlerChrysler (27%), Ford (23%), General Motors (16%), BMW (9%) and Volkswagen (6%).

The Company’s operations consist of two business segments, the Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company’s customers. Effective January 2003, the Company’s Closure operations underwent an organizational structure change, effectively changing management’s reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company’s business operations, the Closure Systems segment, beginning January 2003 is reported on a global basis. As a result, the Company has presented the Closure business as one reportable business segment to reflect the new global approach for segment wide growth. The Company’s Interior Systems segment continues to be segregated between North America and Europe. In 2003, the Company’s Interior Systems segment accounted for approximately 79% and 68% of the Company’s consolidated sales and operating income, and the Company’s Closure segment accounted for approximately 21% and 32% of the Company’s consolidated sales and operating income.

The following are highlights of the Company’s financial performance in 2003:

•   Total sales increased $0.8 billion, or 21% to $4.7 billion compared to $3.9 billion in 2002;

•   Average dollar content on North American produced vehicles in 2003 increased by $29 to $164 as compared to $135 in 2002. In addition, Western European average dollar content per vehicle increased $20 to $94 during 2003 compared to $74 in 2002. The growth in content in both North America and Europe was attributable to increased market penetration and the positive impact of foreign exchange translation on sales;

•   New products launched during 2003 included the complete seats for the Chrysler Pacifica, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, the window regulators for DaimlerChrysler minivans and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon in North America and the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy in Europe;

•   Higher start-up costs were incurred at both new and existing facilities launching new products during 2003 and during 2004. In addition to the products launched during 2003, new products launching over the next 12 months include the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row STOW ‘N GOTM (a trademark of DaimlerChrysler Corporation) seats for DaimlerChrysler minivans, the interior integration, overhead system, instrument panel and door panels for the Cadillac STS and the complete seats for the Chevrolet Cobalt in North America and door panels for the BMW 1 Series, latches for Audi and the interior trim, carpet and cargo management for the Mercedes A-class in Europe;

•   During 2003, the Company closed three under-performing facilities in Europe;

•   North American light vehicle production of 15.9 million units during 2003 was 3% lower than production levels in 2002. 2003 Western European vehicle production was 16.4 million units, representing a 1% increase from 2002;

•   The OEMs in both North America and Europe continue to offer various price and financing incentives to their customers. As a result, the Company’s pricing to its OEM customers has been under pressure resulting in higher price reductions in 2003 compared to the prior year; and

•   Operating income increased by 12% to $136.4 million from $121.7 million in 2002.

INDUSTRY RISKS AND TRENDS

The following are some of the more significant risks and trends relating to the automotive industry that could affect the Company in achieving its results:

•   An economic downturn could reduce or eliminate the Company’s profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

•   Increasing price reduction pressures from the Company’s customers could reduce profit margins. In the past, the Company entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from the Company’s suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of the Company’s customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on the Company’s future profit margins. To the extent that these price reductions are not offset through cost reductions, the Company’s future profit margins would be adversely affected.

•   The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that the Company pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by the Company may not be fully recovered.

•   Although the Company supplies parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, the Company does not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which the Company does supply parts. Shifts in market share among vehicles could have an adverse effect on the Company’s sales and profit margins. For example, the Company is affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as the product content and profit margin vary among these types of vehicles.

•   Although the Company’s financial results are reported in U.S. dollars, a significant portion of the Company’s sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. The Company’s profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which the Company generates its revenues.

•   In order to retain its global competitiveness with its customers, the Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term. The Company could also be exposed to foreign exchange and liquidity risks in the long term.

•   The Company’s customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer’s warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on the Company’s results. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company’s products results in bodily injury and/or property damage. The Company may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, the Company has product liability coverage under insurance policies. This coverage will continue until August 2004, subject to renewal on an annual basis. In addition, some of the Company’s European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. A successful claim brought against the Company in excess of its available insurance coverage may have an adverse effect on the Company’s operations and financial condition.

Critical Accounting Policies

The Company’s discussion and analysis of its results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 23 to the Company’s consolidated financial statements sets out the material differences between Canadian and United States GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company’s disclosure relating to critical accounting policies in this MD&A.

REVENUE RECOGNITION

Separately Priced Tooling Contracts With respect to its contracts with OEMs for particular vehicle programs, the Company performs multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, the Company also has a separately priced contract with the OEM for related tooling costs. Under these arrangements, the Company either constructs the tools at its in-house tool shop or contracts with third party tooling vendors to construct and supply tooling to be used by the Company in the production of parts for the OEM. On completion of tooling build, and upon acceptance of the tooling by the OEM, the Company sells the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

Revenues and cost of sales from separately priced tooling contracts are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the tool to its final state and in the post-sale dealings with its customers. Otherwise, components of revenue and related costs are presented on a net basis. To date, revenues and cost of sales on separately priced tooling contracts have been reported on a gross basis.

Revenues from separately priced tooling contracts are recognized substantially on a completed contract basis. The completed contract method recognizes revenue and cost of sales only when the contract is completed and the tool is accepted by the customer. All costs net of customer advances are reported in tooling inventory in the Company’s consolidated balance sheet until that time.

Tooling contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, among others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For United States GAAP purposes, the Company reports a United States GAAP difference with respect to separately priced tooling contracts manufactured at the Company’s in-house tooling division when such tools will be used by the Company to service a subsequent parts production program. Revenues from design and engineering services provided to customers under certain long-term contracts are recognized on a percentage of completion basis.

Given the potential for profit on tooling manufactured in-house and based on the detailed requirements of the United States Securities and Exchange Commission’s Staff Accounting Bulletin No.101, the Company concluded that revenues and cost of sales on such tooling should be deferred and amortized on a gross basis over the subsequent parts production program for United States GAAP purposes.

The Emerging Issues Task Force recently issued Abstract 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” (“EITF 00-21”). In addition, the CICA recently issued Emerging Issues Committee Abstract No.142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). These Abstracts provide guidance on accounting by a vendor for arrangements involving multiple deliverables. They specifically address how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and they also address how consideration should be measured and allocated to the separate units of accounting in the arrangement. These Abstracts are effective for revenue arrangements entered into by the Company on or after January 1, 2004. The impact of these pronouncements on the Company’s consolidated financial statements has not been determined.

Integrator Contracts The Company acts as the vehicle interior integrator on various programs in which the Company manufactures a portion of the integrated products but also collects components from various sub-suppliers for assembly and sale of an integrated product to the customer. Judgement is required in assessing whether these integrator contracts should be reported on a gross (reporting sales and cost of sales gross) or net (netting cost of sales against sales) basis. Some of the factors the Company considers in arriving at its conclusion to record sales on a gross versus net basis include whether the Company has the primary responsibility for providing the integrated product to the customer, exposure to inventory risk on sub-supplier parts, responsibility for design and specifications, latitude in establishing sub-supplier pricing, exposure to warranty and exposure to credit risk for sale of the integrated product to the customer. The method of revenue recognition is reviewed on a component by component basis. To date, all vehicle interior integrator supply contracts have been recorded on a gross basis.

AMORTIZED ENGINEERING AND CUSTOMER OWNED TOOLING ARRANGEMENTS

The Company incurs pre-production engineering, design, research and development (“ER&D”) costs related to the products it produces for its customers under long-term supply agreements. The Company expenses ER&D costs which are paid for as part of subsequent related parts production piece-price amounts as incurred unless a contractual guarantee for reimbursements exists, in which case the costs would be capitalized. In addition, the Company expenses all costs as incurred related to the design and development of moulds, dies and other tools that the Company will not own and that will be used in, and reimbursed as part of the piece-price amount for subsequent related parts production. Such costs are capitalized only when the supply agreement provides the Company with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

ER&D and customer owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related parts production long-term supply agreement. As at December 31, 2003 and 2002, total net ER&D and customer owned tooling costs capitalized in other assets amounted to $10.7 million and $4.0 million, respectively. A change in the commercial arrangement affecting any of the Company’s significant programs that would require the Company to expense ER&D or customer owned tooling costs that are currently capitalized would have a negative impact on the Company’s reported results of operations.

GOODWILL AND LONG-LIVED ASSET IMPAIRMENT

Goodwill Effective January 1, 2002, the Company adopted new rules governing the accounting for goodwill for Canadian GAAP reporting purposes (see “Depreciation and Amortization” and “Other Charges”). Under the new rules, the Company’s goodwill is no longer amortized and is subject to an annual impairment test.

Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying value of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying value to measure the amount of the impairment loss, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

The goodwill of a reporting unit must be tested for impairment on an annual basis or between the annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

The Company completed its annual goodwill impairment analysis in the fourth quarter of 2003 after the annual business plan process had been completed. The result of this analysis indicated no impairment of goodwill for 2003.

Long-Lived Assets Effective January 1, 2002, the Company adopted new rules governing the accounting for impairment of long-lived assets (see “Other Charges”). The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses, goodwill impairment or a decision to dispose of, or otherwise change the use of, an existing long-lived asset.

An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value. Discounted cash flows are used to determine fair value.

The Company believes that accounting estimates related to both goodwill and long-lived asset impairment assessments are “critical accounting estimates” because (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company’s consolidated net income and on the amount of goodwill and long-lived assets reported on the Company’s consolidated balance sheet.

FUTURE INCOME TAX ASSETS AND FUTURE INCOME TAX LIABILITIES

Under both Canadian and United States GAAP, the Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and tax cost bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized.

At December 31, 2003 and 2002, the Company had recorded net future tax assets (net of related liabilities and valuation allowances) of $26.6 million and $37.5 million, respectively, consisting primarily of the benefit of loss carryforwards. Future tax assets at December 31, 2003 related primarily to the Company’s German and U.S. operations.

The Company evaluates quarterly the carrying value of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets.

At December 31, 2003, the Company had income tax loss carryforwards of approximately $143 million, which relate primarily to operations in Europe, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total tax loss carryforwards, $119 million expire between 2004 and 2018 and the remainder have no expiry dates. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company’s earnings will benefit from these tax loss carryforwards.

EMPLOYEE DEFINED BENEFIT PLANS

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute.

The determination of the obligation and expense for defined benefit pension and other post retirement benefits, such as retiree health care and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in Note 12 to the Company’s consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods.

At December 31, 2003, the Company had obligations under its defined benefit pension plans and other statutory plans of $84.2 million. The defined benefit plans have assets of $40.4 million and unfunded unrecognized net actuarial losses of $18.3 million. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred, and as a result these arrangements are unfunded. In addition to the registered plan assets, certain subsidiaries hold $1.5 million of guaranteed securities with respect to their unfunded termination and long service obligations. In addition, the Company has obligations with respect to post retirement medical benefits of $18.7 million. The Company’s pension and post retirement medical benefit expense was $10.7 million, $6.5 million and $5.3 million in 2003, 2002 and 2001, respectively. Unfunded unrecognized net actuarial losses are amortized and charged to earnings over the average remaining service period of active employees. Where there are no active employees, unfunded unrecognized net actuarial losses are amortized and charged to earnings over the average remaining life expectancy of the plan participants.

FOREIGN EXCHANGE CONTRACTS

The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer and supplier contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency outflows and inflows. These derivatives qualify for hedge accounting under Canadian GAAP. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company determines the fair value of the derivatives based on market values provided by independent parties based on contracts with similar remaining terms to maturity. The values of the foreign exchange contracts will change over time as interest rates, currency rates and market conditions change.

While these contracts expose the Company to credit losses in the event of non-performance by counterparties to the agreements, the Company minimizes the risk of non-performance by only entering into contracts with financially sound counterparties and by limiting its exposure with any one financial institution.

The Company’s use of foreign exchange contracts is dependent on forecasted future foreign currency outflows and inflows. If such cash flows were no longer probable of occurring, the foreign exchange contracts would cease to be effective as a hedge. For example, if projected net foreign currency cash inflows or outflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified. At December 31, 2003, the amount of losses not recognized in the Company’s reported net income related to significant derivative financial instrument contracts is approximately $12.2 million.

Under United States GAAP, effective January 1, 2002, the Company’s foreign exchange forward contracts qualify for hedge accounting. As of January 1, 2002, the Company implemented a new treasury management system that complies with documentation requirements that allow hedge accounting. Changes to fair value of the Company’s forward exchange contracts are recorded in other comprehensive income. Prior to January 1, 2002, for United States GAAP purposes, changes in the market value of the Company’s foreign exchange forward contracts were recorded in earnings. If the Company’s forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flow would be recognized in income at the time this condition was identified.

WARRANTY, PRODUCT LIABILITY AND RECALL OBLIGATIONS

In certain circumstances, the Company is at risk for warranty costs, including product liability and recall costs. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs; however, the ultimate amount of such costs could be materially different.

Given the nature of the Company’s products, to date, the Company has not experienced significant warranty, including product liability and recall costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims; however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and potential claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

To date, contingent liabilities recognized in the Company’s consolidated financial statements are not significant.

STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the “Option Plan”). Under the prospective method of adoption, compensation expense is recognized for fixed price stock options granted, modified, or settled after January 1, 2003, assuming compensation expense for the stock option plan had been determined based upon the fair value of the options at the grant date.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Compensation expense is recognized over the vesting period of the options granted, and is recorded in selling, general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. The Company’s stock-based compensation expense was $0.6 million in 2003. On the exercise of stock options, the consideration received and the accumulated contributed surplus amount is credited to capital stock.

For stock option awards prior to January 1, 2003, no compensation expense was recognized. Pro forma net income and earnings per share disclosure showing the impact of fair value accounting for stock options granted prior to January 1, 2003 is included in Note 15 to the consolidated financial statements.

Results of Operations and Financial Position for the Year 2003 Compared to 2002

Years ended December 31	2003	2002	Change

1 Canadian dollar equals U.S. dollars	0.7159	0.6372	12.4%
1 Euro equals U.S. dollars	1.1320	0.9456	19.7%
1 British pound equals U.S. dollars	1.6349	1.5025	8.8%

The Company’s results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company’s U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, 2003 sales and operating income have increased by approximately $368 million and $5 million respectively from 2002. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

SALES

Years ended December 31 (in millions, except average dollar content per vehicle)	2003	2002

Vehicle production volumes
North America	15.9	16.3
Europe	16.4	16.3

Average dollar content per vehicle
North America	$164	$135
Europe	$94	$74

Production sales – Interior Systems
North America	$1,831.8	$1,572.8
Europe	1,375.5	1,078.2
Production sales – Closure Systems	945.0	773.7
	4,152.3	3,424.7
Tooling and engineering sales	502.3	436.9
Total sales	$4,654.6	$3,861.6

PRODUCTION SALES – INTERIOR SYSTEMS

North America: North American production sales for the Interior business increased 16.5% to $1,831.8 million for 2003 compared to $1,572.8 million for 2002. This growth was primarily the result of an increase in average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new product launches during the second half of 2002 including the complete seats for the Saturn ION and new product launches during 2003 including the complete seats for the Chrysler Pacifica, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon. The increase in production sales was partially offset by a 3% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company’s high content programs and by customer price reductions.

Europe: European production sales for the Interior business increased 27.6% to $1,375.5 million for 2003 compared to $1,078.2 million for 2002. This growth was primarily attributable to the strengthening of the euro and the British pound relative to the U.S. dollar and to an increase in average dollar content per vehicle, which was positively impacted by new product launches during the second half of 2002 including the instrument panel and door panels for the Jaguar XJ, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra and product launches during 2003 including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the Volkswagen Caddy and also due to a 1% increase in Western European vehicle production volumes.

PRODUCTION SALES – CLOSURE SYSTEMS

Production sales for the Closure business increased 22.1% to $945.0 million for 2003 from $773.7 million for 2002. This growth was primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar and increased average dollar content per vehicle as a result of new products launched including window regulators for DaimlerChrysler minivans and other new products launched during 2003 and in late 2002. These increases were partially offset by a 3% decrease in North American vehicle production volumes including lower volumes on certain of the Company’s high content programs and by customer price reductions.

TOOLING AND ENGINEERING SALES

The Company’s consolidated tooling and engineering sales for 2003 increased 15.0% to $502.3 million from $436.9 million for 2002. Tooling and engineering sales increased by $56.3 million to $448.7 million in the Interior business and increased by $9.1 million to $53.6 million in the Closure business for 2003 compared to 2002. These increases in tooling and engineering sales are due to the Company’s increased involvement in new incremental programs and the strengthening of the Canadian dollar, euro and British pound relative to the U.S. dollar.

GROSS MARGIN

Years ended December 31	2003	2002

Gross margin	$536.8	$486.7
Gross margin as a percentage of total sales	11.5%	12.6%

Gross margin as a percentage of sales decreased from 12.6% to 11.5% primarily as a result of customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, lower vehicle production volumes on certain of the Company’s high content programs, costs associated with the closure of divisions, the impact of labour strikes in eastern Germany in June 2003 and higher tooling sales. These decreases have been partially offset by sales from new products launched during 2003. In addition, in the fourth quarter of 2002, the Company recorded a $2.8 million charge relating to the downsizing of one of the Company’s under-performing divisions.

OPERATING INCOME

Years ended December 31	2003	2002

Gross margin	$536.8	$486.7
Less:
Depreciation and amortization	99.5	88.5
Selling, general and administrative	238.3	197.6
Affiliation and social fees	62.6	55.3
Other charges	—	23.6
Operating income	$136.4	$121.7
Depreciation and amortization as a percentage of total sales	2.1%	2.3%
Selling, general and administrative expenses as a percentage of total sales	5.1%	5.1%

Depreciation and amortization: Depreciation and amortization expense increased by $11.0 million to $99.5 million for 2003 from $88.5 million for 2002. The increase is attributable to additional depreciation expense as a result of the Company’s continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the Canadian dollar, euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in 2003 compared to 2002. These increases were partially offset by lower depreciation expense as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002.

Selling, general and administrative: Selling, general and administrative (“SG&A”) costs increased by $40.7 million to $238.3 million for 2003 from $197.6 million for 2002. The increase in SG&A is primarily a result of the strengthening of the Canadian dollar, euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense, costs associated with start-up facilities in North America and Europe and the incremental costs associated with the increase in production sales. As a percentage of total sales, SG&A remained unchanged at 5.1%.

Affiliation and social fees: The Company pays fees to Magna International Inc. (“Magna”) for certain rights provided under the terms of the Company’s affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company’s sales and pre-tax profits. The fees and contributions to Magna expensed during 2003 were $62.6 million reflecting an increase of $7.3 million compared to the $55.3 million expensed in 2002. The increase in fees is reflective of the increase in sales and pre-tax profits in 2003 compared to 2002.

Other charges: The Company’s 2003 annual goodwill impairment test concluded that there was no goodwill impairment and no other charges during 2003. In 2002, the Company recognized a $3.5 million charge for impairment of goodwill relating to one reporting unit in its Interiors Europe reporting segment. There was no tax recovery recorded on this charge. In conjunction with the 2002 annual impairment test for goodwill, a long-lived assets recoverability test was also performed on the same reporting unit which resulted in recognition of additional impairment losses of $20.1 million, reducing the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million respectively. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

OPERATING INCOME (LOSS)

Years ended December 31	2003	2002

Interior Systems
North America	$87.5	$108.4
Europe	5.0	(23.3)
Closure Systems	43.8	34.4
Corporate	0.1	2.2
Operating income	$136.4	$121.7

OPERATING INCOME – INTERIOR SYSTEMS

North America: Operating income for the North American Interior business decreased by $20.9 million to $87.5 million for 2003 from $108.4 million for 2002. The decrease in operating income was primarily a result of customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, a 3% decrease in North American light vehicle production volumes including lower volumes on certain of the Company’s high content programs, operating inefficiencies at one of the Company’s North American divisions, increased depreciation and amortization expense resulting from the Company’s continuing investment in capital equipment to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in sales. These decreases have been partially offset by increased production sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe: Operating income for the European Interior business increased by $28.3 million from an operating loss of $23.3 million for 2002 to operating income of $5.0 million for 2003. Increased operating income in Europe results primarily from the 2002 recognition of a $3.5 million writedown of goodwill, a $20.1 million writedown of long-lived assets (see “Other Charges”) and a $2.8 million charge relating to the downsizing of one of the Company’s under-performing divisions. In addition, European operating income for 2003 was positively impacted by continuing operating efficiencies at certain divisions, the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income at certain divisions and a 1% increase in Western European vehicle production volumes. These positive impacts have been negatively affected by higher than expected costs associated with the launch of certain new products, costs associated with the closure of certain of the Company’s divisions, operating inefficiencies at one of the Company’s European facilities, the impact of labour strikes in eastern Germany in June 2003, increased depreciation and amortization expense resulting from the Company’s continuing investment in capital to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales and also by the strengthening of the euro relative to the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company’s U.S. dollar reporting currency.

OPERATING INCOME – CLOSURE SYSTEMS

Operating income for the Closure business increased by $9.4 million to $43.8 million for 2003 from $34.4 million for 2002. Operating income was positively impacted by increased content from new product launches, the strengthening of the Canadian dollar and euro relative to the U.S. dollar and operating improvements at certain European operations. These increases were partially offset by a 3% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company’s high content programs, customer price reductions, increased costs associated with the launch of new products during 2003, increased depreciation and amortization expense resulting from the Company’s continuing investment in capital to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales and the strengthening of the euro relative to the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company’s U.S. dollar reporting currency.

Operating income – Corporate: Operating income for Corporate for 2003 was $0.1 million compared to operating income of $2.2 million for 2002 as a result of additional corporate costs being charged to the Company’s operating segments.

OTHER ITEMS

Years ended December 31	2003	2002

Operating income	$136.4	$121.7
Interest expense (income), net	1.6	(1.5)
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6
Equity income	(0.4)	(0.6)
Income before income taxes and minority interest	122.8	112.2
Income taxes	60.3	64.5
Minority interest	0.2	(0.9)
Net income	62.3	48.6
Financing charge on Convertible Series Preferred Shares	1.1	1.9
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7

Interest expense (income), net: The Company’s interest expense, net of interest income, increased by $3.1 million to $1.6 million of interest expense for 2003 from $1.5 million interest income for 2002. The increase was a result of charges on bank indebtedness and long-term debt balances, lower interest earned on cash balances and interest income earned in 2002 on a tax refund and on other assets.

Amortization of discount on Convertible Series Preferred Shares: As part of the Reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $12.4 million charge relating to the Company’s amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2003 compared to $11.6 million in 2002.

Income taxes: The effective tax rate on income before income taxes and minority interest was 49.1% for 2003 as compared to 57.5% for 2002. Excluding the impact of tax losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and the 2002 impact of “Other Charges”, the effective tax rate was 36% for 2003 compared to a rate of 35% for 2002.

Net income: Net income for 2003 was $62.3 million as compared to $48.6 million for 2002. The increased net income results primarily from the 2002 impairment charges for goodwill and long-lived assets of $23.6 million and the related tax impact of $1.5 million (see “Other Charges”). Excluding the impact of the impairment charges, net income for 2003 was $11.4 million lower than 2002 decreasing from $73.7 million in 2002 to $62.3 million in 2003. The decrease in net income was primarily attributable to lower operating income resulting from customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, a 3% reduction in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company’s high content programs, operating inefficiencies at certain facilities, the impact of eastern Germany labour strikes in June 2003, costs associated with the closure of certain of the Company’s European divisions, the strengthening of the euro and British pound relative to the U.S. dollar which had the effect of increasing operating losses at certain European operations, increased depreciation and amortization expense resulting from the Company’s continuing investment in capital equipment to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales, higher interest expense and increased amortization of discount on Convertible Series Preferred Shares. These negative impacts were partially offset by increased sales from new product launches, improved operating efficiencies at certain divisions, lower tax expense and the strengthening of the Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported net income. In addition, 2002 included a $2.8 million charge in the fourth quarter relating to the downsizing of one of the Company’s under-performing divisions.

Financing Charge: The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.1 million for 2003 compared to $1.9 million for 2002.

EARNINGS PER SHARE

Years ended December 31	2003	2002

Earnings per Class A Subordinate Voting or Class B Share (U.S. $)
Basic	$1.26	$0.97
Diluted	$1.18	$0.95
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.6	48.2
Diluted	63.5	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share for 2003 was $1.18 compared to $0.95 for 2002. Diluted earnings per Class A Subordinate Voting or Class B Share for 2002 included a $0.39 loss per share associated with the “Other Charges” of $23.6 million and the related income tax charge of $1.5 million. Excluding the impact of $0.39 loss per share associated with “Other Charges”, Diluted earnings per Class A Subordinate Voting or Class B Share for 2003 is lower than 2002 Diluted earnings per Class A Subordinate Voting or Class B Share as a result of lower net income.

On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company. The conversion had no impact on the diluted earnings per Class A Subordinate Voting or Class B Share.

During the year ended December 31, 2003, the Company issued 681,108 Class A Subordinate Voting Shares to fund the Company’s Employee Equity and Profit Participation Program.

Summary of Quarterly Results

The following table summarizes certain unaudited consolidated financial data of the Company for the eight most recent quarters. The information has been extracted from the unaudited consolidated financial statements of the Company that have been prepared following the accounting policies as set out in the 2002 annual financial statements included in the Company’s 2002 Annual Report to shareholders. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial data provided in the following table:

Three month period ended	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003

Operational data
Total sales	$1,421.7	$1,069.1	$1,132.2	$1,031.6
Net income	$20.5	$8.3	$19.7	$13.8
Basic earnings per share	$0.41	$0.16	$0.40	$0.28
Diluted earnings per share	$0.37	$0.16	$0.36	$0.27

Financial Position
Total assets	$2,142.1	$2,072.7	$2,026.9	$1,914.2
Long-term financial liabilities (i)	$280.3	$276.0	$275.1	$268.4

Three month period ended	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002

Operational data
Total sales	$1,054.7	$931.6	$996.4	$878.9
Net (loss) income	$(3.7)	$12.9	$26.4	$13.0
Basic (loss) earnings per share	$(0.09)	$0.26	$0.54	$0.26
Diluted (loss) earnings per share	$(0.09)	$0.25	$0.46	$0.25

Financial Position
Total assets	$1,781.8	$1,806.8	$1,747.0	$1,620.1
Long-term financial liabilities (i)	$263.6	$260.8	$258.9	$251.5

(i)     Includes Long-term debt (excluding debt due within one year), liability portion of the Convertible Series Preferred Shares and Other long-term liabilities.

QUARTERLY INFORMATION

Sales increased $367.0 million to $1,421.7 million for the three month period ended December 31, 2003 compared to $1,054.7 million in the three month period ended December 31, 2002. Approximately $126 million or 34% of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British pound relative to the U.S. dollar.

North American production sales grew to $795.8 million in the fourth quarter of 2003 compared to $551.5 million in the fourth quarter of 2002 as a result of the positive impact of higher North American average dollar content per vehicle and the strengthening of the Canadian dollar. North American light vehicle production volumes for the three month period ended December 31, 2003 were 3.9 million units, representing a 1% increase as compared to the three month period ended December 31, 2002. North American average dollar content per vehicle increased 43% to $204 for the fourth quarter of 2003 compared to $143 for the fourth quarter of 2002. New products that contributed to this increase included the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon, launched in the fourth quarter of 2003, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the window regulators for DaimlerChrysler minivans, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, launched in the third quarter of 2003 and the complete seats for the Chrysler Pacifica launched in the first quarter of 2003.

European production sales increased to $416.2 million for the fourth quarter of 2003 compared to $327.2 million for the fourth quarter of 2002 as a result of growth in the European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British pound. Western European vehicle production volumes for the three month period ended December 31, 2003 were 4.2 million units representing a 1% decrease as compared to the three month period ended December 31, 2002. European average dollar content per vehicle increased 28% to $100 for the fourth quarter of 2003 compared to $78 for the fourth quarter of 2002. New products that contributed to this increase included the Company’s complete seats for the Volkswagen Caddy and the cargo management system and other interior trim for the BMW X3, launched in the fourth quarter of 2003, and the complete interior, excluding seats, for the BMW 6 Series launched in the third quarter of 2003.

Consolidated tooling and engineering sales for the three month period ended December 31, 2003 increased by 19% to $209.7 million from $176.0 million for the three month period ended December 31, 2002.

Operating income for the fourth quarter of 2003 increased to $46.3 million compared to $15.3 million for the fourth quarter of 2002. Fourth quarter 2002 operating income included a $23.6 million non-cash impairment charge. Excluding this impact, operating income increased by $7.4 million in 2003 compared to 2002 primarily due to increased sales from new product launches.

Cash generated from operations before changes in working capital during the fourth quarter of fiscal 2003 was $73.2 million. An additional $40.3 million of cash was generated from working capital resulting in total cash from operating activities of $113.5 million. Investment activities during the fourth quarter of 2003 were $42.9 million resulting in free cash before financing activities of $70.6 million for the quarter.

Diluted earnings per share was $0.37 for the three month period ended December 31, 2003, compared to diluted loss per share of $0.09 for the three month period ended December 31, 2002. Diluted loss per share for the three month period ended December 31, 2002 included a $0.47 loss per share related to the non-cash impairment charge of $23.6 million and the related $1.5 million income tax charge.

Financial Condition, Liquidity and Capital Resources

CASH FROM OPERATING ACTIVITIES

Years ended December 31	2003	2002

Net income	$62.3	$48.6
Items not involving current cash flows	150.0	155.5
	212.3	204.1
Change in non-cash working capital	(59.0)	111.4
	$153.3	$315.5

During 2003, cash from operations before changes in working capital increased by $8.2 million to $212.3 million from $204.1 million in 2002. The increase was a result of an increase in net income of $13.7 million offset by a decrease in non-cash items of $5.5 million representing lower future tax expense and the 2002 impairment charges for goodwill and long-lived assets offset by higher depreciation and amortization, higher pension and post retirement benefit expense and higher other non-cash charges. The $59.0 million of cash invested in working capital during 2003 is the result of a $148.2 million increase in accounts receivable, a $7.2 million increase in inventories and a $5.1 million increase in prepaids and other assets offset by a $101.5 million increase in accounts payable and accrued liabilities. The increase in accounts receivable and accounts payable and accrued liabilities is due to new programs launched during 2003.

INVESTMENT ACTIVITIES

Years ended December 31	2003	2002

Capital asset additions	$(129.6)	$(136.8)
Investments and other asset additions	(11.6)	(3.1)
Proceeds from disposition of capital assets and other	1.2	4.8
	$(140.0)	$(135.1)

Cash used for capital assets and investment and other asset spending was $141.2 million and $139.9 million for 2003 and 2002, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $1.2 million and $4.8 million during 2003 and 2002, respectively.

FINANCING ACTIVITIES

Years ended December 31	2003	2002

(Decrease) increase in bank indebtedness	$(26.1)	$0.6
Repayments of long-term debt and other long-term liabilities	(10.9)	(4.6)
Issue of Class A Subordinate Voting Shares, net	10.2	0.1
Dividends on Class A Subordinate Voting and Class B Shares	(17.3)	(9.7)
Dividends on Convertible Series Preferred Shares	(11.1)	(8.4)
	$(55.2)	$(22.0)

Cash used for financing activities was $55.2 million in 2003 compared to $22.0 million in 2002. Cash used for financing activities in 2003 included net repayments of debt (including bank indebtedness and long-term debt and other long-term liabilities) of $37.0 million compared to net repayments of debt of $4.0 million in 2002. Dividends paid during 2003 were $0.35 per Class A Subordinate Voting and Class B Share totalling $17.3 million, compared to $0.20 per Class A Subordinate Voting and Class B Share during 2002, totalling $9.7 million. Dividends paid on Convertible Series Preferred Shares for 2003 were $11.1 million, compared to $8.4 million for 2002. In addition, 681,108 Class A Subordinate Voting Shares were issued for total proceeds of $10.1 million in respect of the Company’s Employee Equity and Profit Participation Program during 2003. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares relates to the exercise of options granted under the Company’s Incentive Stock Option Plan.

CONSOLIDATED CAPITALIZATION

The Company’s net debt (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders’ equity), was 8% at December 31, 2003 compared to 7% at December 31, 2002.

The above net debt to total capitalization figures treat the liability portion ($214.7 million as at December 31, 2003) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

UNUSED AND AVAILABLE FINANCING RESOURCES

Cash on hand decreased to $216.7 million at December 31, 2003 from $241.3 million at December 31, 2002. At December 31, 2003, the Company had credit facilities of $507.0 million, of which $423.0 million are unused and available. $353.3 million of the unused and available facilities represent the unused and available portion of the Company’s $385 million three year revolving credit facility which expires September 27, 2004. The credit facility includes customary commercial terms and bears interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating convenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The primary purpose of the facility is to provide funding for general corporate purposes, including working capital and investments. The Company has plans to replace the three year revolving credit facility with a similar facility during 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated companies are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company’s sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at December 31, 2003, $44.1 million compared to $29.3 million as at December 31, 2002, had been advanced to tooling suppliers under the Company’s portion of this facility. These amounts are included in accounts payable on the Company’s December 31, 2003 and 2002 consolidated balance sheets.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2004, it is expected the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production starting 2004 through to 2006.

Capital spending for existing businesses and projects is expected to range between $130 million and $150 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of its 2004 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $153.3 million and $315.5 million for 2003 and 2002, respectively.

OFF BALANCE SHEET FINANCING

The Company’s off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company’s facilities are subject to operating leases with a related party, MI Developments Inc., (“MID”) and with third parties. As at December 31, 2003, operating lease commitments for facilities are $33.2 million for 2004, including $12.5 million under lease arrangements with MID. For 2008, operating lease commitments for facilities are $27.9 million, including $10.9 million under lease arrangements with MID.

The Company also has operating lease commitments for equipment. These leases are generally for shorter duration. As at December 31, 2003, operating lease commitments for equipment are $17.1 million for 2004. For 2008, operating lease commitments for equipment are $5.6 million.

Although the Company’s consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at or increasing from current levels or the Company will incur capital expenditures to acquire equivalent capacity.

During the year ended December 31, 2003, the Company entered into an operating lease agreement for vehicle parts tooling (“tooling”). The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of tooling with lease payments being paid monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

The following table summarizes certain of the Company’s contractual obligations as at December 31, 2003:

	Payments due by period
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years

Bank indebtedness	$29.7	$29.7	$—	$—	$—
Long-term debt	13.8	3.2	5.9	4.7	—
Capital leases	35.8	3.5	7.0	7.1	18.2
Operating leases	298.8	50.3	86.1	73.2	89.2
Convertible Series Preferred Shares*	214.7	108.6	106.1	—	—
	$592.8	$195.3	$205.1	$85.0	$107.4

*These instruments are convertible into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

GUARANTEES

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company operates globally and as such is exposed to diverse regional factors that could have an adverse impact on its financial condition and liquidity. Such factors include, but are not limited to, fluctuations in foreign exchange rates, interest rates and general economic conditions.

The Company’s North American operations negotiate sales contracts with North American automobile manufacturers for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The Company’s North American operations, material, equipment and labour are paid for in both U.S. and Canadian dollars.

The Company’s European operations negotiate sales contracts with European automobile manufacturers for payment principally in euros and British pounds. The Company’s European operations’ material, equipment and labour are paid for in the same currencies.

The Company’s manufacturing facilities sometimes make commitments to sell product for which the selling price has been determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sale contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of purchasing foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules each impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company’s results of operations.

The Company has outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies primarily in exchange for Canadian dollars. The table that follows provides information about the Company’s significant derivative financial instruments by functional currency and presents that information in U.S. dollar and euro equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements. The table presents the notional amounts and weighted average exchange rates by expected maturity or transaction dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

FORWARD EXCHANGE AGREEMENTS

	2004	2005	2006	2007	2008	Total	Fair Value

(U.S.$ millions)
Buy U.S.$/Pay Cdn.$
Contract amount	182.2	113.8	82.4	49.0	15.0	442.4	23.7
Weighted average exchange rate	1.4587	1.3831	1.3827	1.3618	1.3699
Sell U.S.$/Receive Cdn.$
Contract amount	47.7	85.6	16.1	—	—	149.4	(36.0)
Weighted average exchange rate	1.6265	1.4717	1.3862	—	—

(euro millions)
Buy euro/Pay Cdn.$
Contract amount	7.7	2.9	—	—	—	10.6	1.6
Weighted average exchange rate	1.4333	1.4435	—	—	—

In addition to transactional foreign currency exposure, the Company’s reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the euro and the British pound, on translation of local operating results into the Company’s reporting currency, the U.S. dollar.

CREDIT RISK

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. The Company is also exposed to credit risk from the potential default by any of its counterparties on the Company’s foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions which it anticipates will satisfy their obligations under the contracts.

INTEREST RATE RISK

Where the maturity of monetary assets and liabilities are short term, the Company is not exposed to interest rate risk. In the case of monetary liabilities and operating lease commitments with longer-term maturities, the Company may enter into swap arrangements to manage this risk.

The following table summarizes the Company’s interest rate risk as at December 31, 2003:

	Floating rate	Fixed rate	Non-interest bearing	Total

Financial Assets:
Cash and cash equivalents	$216.7	$—	$—	$216.7
Accounts receivable	—	—	810.7	810.7
Financial liabilities:
Bank indebtedness	(29.7)	—	—	(29.7)
Accounts payable and all other accrued liabilities and payables	—	—	(1,010.0)	(1,010.0)
Long-term debt due within one year	—	(4.4)	—	(4.4)
Long-term debt	—	(33.0)	—	(33.0)
Convertible Series Preferred Shares	—	(214.7)	—	(214.7)
Other long-term liabilities	(32.6)	—	—	(32.6)
	$154.4	$(252.1)	$(199.3)	$(297.0)
Average fixed rate of long-term debt		5.0%

The Company has entered into interest rate swap contracts to manage interest rate risk on certain of its operating leases. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. Outstanding swap contracts have remaining terms equal to maturity of the operating leases that they are matched against.

The following table provides a summary of interest rate swap contracts and their aggregated weighted average rates at December 31:

	2003	2002

Interest rate swap:
Notional amount	$39.7	$—
Average fixed rate paid	4.02%	—
Average floating rate received	2.77%	—

ELECTRICITY SWAPS

The Company uses electricity swap contracts to manage the cash flow risk for a portion of its forecast electricity purchases in Ontario over the period to April 2005. Swaps outstanding at December 31, 2003 have an annual notional energy volume of 50,700 megawatt hours (“MWh”) under which it pays a weighted average fixed price of $54.53 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. The net settlements under the electricity swap contracts are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

The Company estimates the fair value of these electricity contracts as at December 31, 2003 is $0.2 million, representing a financial benefit to the Company. In 2002, the Ontario government passed legislation, which fixes the electricity price for low volume and designated customers. Although the Company is not directly affected by the legislation, this has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

Transactions with Related Parties

Years ended December 31	2003	2002	2001

Charges by Magna and other related parties
Interest expense, net	$1.5	$2.1	$17.7
Amortization of discount on Convertible Series Preferred Shares	$12.4	$11.6	$4.8
Financing charge on Convertible Series Preferred Shares	$1.1	$1.9	$0.9
Management and administrative services	$3.6	$1.9	$4.7
Affiliation and social fees	$62.6	$55.3	$48.8
Rent	$12.5	$10.8	$6.1
Depreciation of assets under capital lease	$1.6	$1.8	$1.7
Sales of materials to Magna and other related parties	$14.5	$13.9	$13.7
Purchases of materials from Magna and other related parties	$21.8	$22.8	$28.6

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay the Company $7.4 million for these incremental costs.

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

•   provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a nonexclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

•   provide the Company with access to Magna’s core operating principles and to new policies and programs adopted by Magna from time to time;

•   provide the Company with access to Magna’s senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna’s other affiliates; and

•   grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the Intier trade name and certain other trademarks. The Company may not sublicense such trade name and trademarks other than to its subsidiaries.

Pursuant to the Company’s affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

•   1.5% of the first $3 billion of consolidated net sales for that year;

•   1.0% of the next $3 billion of consolidated net sales for that year; and

•   0.75% of consolidated net sales exceeding $6 billion.

Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the acquired business’ sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The Company’s Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and other related parties, including Intier.

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations’ services, in return for a specific amount negotiated between the Company and Magna.

Various land and buildings used in the Company’s operations are leased from MID under operating and capital lease agreements (see Note11 to the consolidated financial statements).

Transactions with Magna and other related parties are effected on normal commercial terms.

Contingencies

On August 16, 2002, the Company was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators to the Company. After months of unsuccessful pricing negotiations, the Company advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by the Company. In this action Stoneridge is alleging that the Company:

•   breached certain agreements with Stoneridge which obliged the Company to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;

•   made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge’s adjunct actuator for the life of the programs;

•   unlawfully used Stoneridge’s trade secrets and proprietary information; and

•   violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation.

Stoneridge’s Initial Disclosure dated November 17, 2003, claims that Stoneridge’s damages are over $25 million. The Company disputes the allegations contained in the complaint and does not believe it has any liability for these claims, although the Company cannot provide any assurance that this will be the case.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 “Contingencies” in the 2003 audited consolidated financial statements included in the Company’s 2003 Annual Report.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

Accounting Changes

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2003, the Company recognized compensation expense of $0.6 million. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

New Accounting Pronouncements

CANADIAN GAAP STANDARDS

In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in EIC-142 is applicable for revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. Although the Company is currently reviewing EIC-142, the impact of this Abstract, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company’s 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $4.1 million being recognized as a charge to opening retained earnings, the recognition of a liability of $10.0 million, the recognition of an other asset of $4.8 million and the recognition of a future tax asset of $1.1 million.

In 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company’s 2005 fiscal year. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships”, that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company’s 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

U.S. GAAP STANDARDS

In 2003, the Financial Accounting Standards Board (“FASB”) finalized Emerging Issues Task Force Abstract No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. The guidance in this Abstract is consistent with the guidance in EIC-142, which was recently issued by CICA. The guidance in EITF 00-21 is applicable for revenue arrangements with multiple deliverables that the Company enters into on or after January 1, 2004.

In 2003, the FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R requires that a variable interest entity (“VIE”) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46 apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity (“SPE”) and as of January 1, 2004 for a VIE that is an SPE.

Although the Company is currently reviewing EITF 00-21 and FIN 46R, the impact, if any, of these pronouncements on the Company’s consolidated financial statements has not been determined.

Subsequent Events

Subsequent to December 31, 2003, the Company sold one of its manufacturing facilities reported in the European Interior Systems segment. The impact to the Company will be a charge to operating income and net income of approximately $4 million and $6 million, respectively.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at January 31, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding	6,444,961
Class B Shares outstanding	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,545,600
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775
67,391,274

Additional Information

Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

Forward-Looking Statements

The previous discussion contains statements which, to the extent that they are not recitations of historical facts, constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. The words “estimate”, “anticipate”, “believe”, “expect”, and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to industry cyclicality, trade costs, dependence on certain vehicles and major OEM customers, program launch delays, foreign exchange rate and currency exposure, failure in implementing Company strategy, technological developments by the Company’s competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this report to reflect subsequent information, events or circumstances or otherwise.

Management’s Responsibility for Financial Reporting

Intier Automotive Inc. management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Intier Automotive Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors’ Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors and the approval of their fees.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Intier Automotive Inc. The Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

(Signed) Donald J. Walker	(Signed) Michael E. McCarthy
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer
Newmarket, Canada
February 17, 2004

Auditors’ Report

To the Shareholders of Intier Automotive Inc.

We have audited the consolidated balance sheets of Intier Automotive Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and Magna’s net investment and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

As described in Note 2 to these consolidated financial statements, the Company changed its accounting policy for stock-based compensation.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 17, 2004

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Intier Automotive Inc. (the “Company”) have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“Canadian GAAP”). These principles are also in conformity, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as described in Note 23 to the consolidated financial statements.

Principles of Consolidation

The Company directly supplies most of the major automobile manufacturers in the world with approximately 24,000 employees at 71 manufacturing facilities and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

The Company’s subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna International Inc. (“Magna”). The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements prior to August 1, 2001 present the historic combined results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna’s interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in these consolidated financial statements at Magna’s book values except for assets under capital leases related to the distribution of land and buildings by the Company to a related party, MI Developments Inc. (“MID”), during the year ended December 31, 1998.

The comparative information prior to August 1, 2001 reflects the consolidated financial position, results of operations, changes in Magna’s net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna’s control. Certain of the expenses presented in these consolidated financial statements represent intercompany allocations and management estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

As a result of the basis of presentation described above, the 2001 comparative consolidated statement of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity prior to August 1, 2001.

Foreign Currency Translation

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. In addition, gains and losses from foreign denominated debt designated as a hedge on the Company’s net investments in foreign operations are not included in income, but are shown in the currency translation account.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

Investments in which the Company has significant influence are accounted for on the equity basis.

Capital Assets

Capital assets are recorded at historical cost, which includes acquisition and development costs less related investment tax credits. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of capital assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Assets under capital leases are amortized over the respective lease terms.

All non-capital costs incurred in establishing new facilities, which require substantial time to reach commercial production capability, are expensed as incurred.

Goodwill

Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of the goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Prior to January 1, 2002, goodwill was generally amortized over 20 years and in all cases amortization did not exceed 40 years, and goodwill impairment was assessed based on estimated future undiscounted cash flows for the business to which the goodwill related.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include goodwill impairment, prolonged operating losses or a decision to cease or dispose of, or otherwise change the use of an existing long-lived asset.

An impairment loss is recognized when the carrying value of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the assets carrying value exceeds its fair value. Discounted cash flows are used to determine fair value.

Prior to January 1, 2002, asset impairment was measured as the amount by which the asset’s carrying value exceeded the undiscounted future cash flow from the use of the asset.

Revenue Recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, in accordance with mutually agreed upon pricing, collectibility is reasonably assured, upon shipment to (or receipt) by customers depending on contractual terms, and acceptance by customers of the products in accordance with mutually agreed upon specifications and quality standards detailed in the underlying contract arrangements.

Revenue from separately priced engineering service and tooling contracts is recognized substantially on a completed contract basis. The description of the policy has been amended to more accurately reflect the method of accounting for separately priced engineering services and tooling contracts. In addition, revenues are recognized on a percentage of completion basis in respect of design and engineering services provided to customers under certain long-term contracts.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

Pre-Production Costs Related to Long-Term Supply Agreements

Costs incurred (net of customer subsidies) related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

Government Financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and Development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting carrying value and the tax cost bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Future Benefit Plans

The cost of providing benefits through defined pensions and post retirement benefit plans is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees or in the case of retirees, the remaining life expectancy.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

Stock-Based Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its Incentive Stock Option Plan (the “Option Plan”). Under the prospective method of adoption, compensation expense is recognized for fixed price stock options granted, modified, or settled after January 1, 2003, assuming compensation expense for the stock option plan had been determined based upon the fair value of the options at the grant date.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

Compensation expense is recognized over the vesting period of the options granted, and is recorded in selling, general and administrative expenses in the consolidated statement of income and contributed surplus in the consolidated balance sheet. On the exercise of stock options, the consideration received and the accumulated contributed surplus amount is credited to capital stock.

Prior to 2003, no compensation expense was recognized for stock options granted under the Option Plan. For stock options granted during 2002, pro forma net income and earnings per share disclosure showing the impact of fair value accounting is included in Note 15.

Earnings Per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted at the beginning of the year (or date of issuance, if later) into Class A Subordinate Voting Shares based on the holder’s fixed price conversion option, if such conversions are dilutive. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

•   the exercise of options is assumed to be at the beginning of the period (or at the date of issuance, if later);

•   the proceeds from the exercise of options, plus future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

•   the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

Convertible Series Preferred Shares

Three key attributes of the Company’s Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company’s consolidated financial statements. These attributes are:

i) The retraction of the Convertible Series Preferred Shares at their carrying value by the holders;

ii) The non-cumulative cash dividend payable in respect of the Convertible Series Preferred Shares; and

iii) The ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt because it is at the option of the holder. The non-cumulative nature of the dividend means that it is dissimilar to an interest payment on debt and, therefore, the long-term debt is presented as the net present value of (i.e., at a discount to) the carrying value which becomes payable, at the option of the holder, on the retraction dates. The resultant discount is amortized to income systematically from the date of issuance until the date of retraction for each series of the Convertible Series Preferred Shares.

The non-cumulative dividend, for reasons indicated above, is not considered debt-related. However, because holders of the Convertible Series Preferred Shares expect to receive dividends and it was the Company’s expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has, therefore, been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares as presented in the consolidated statements of income and retained earnings and Magna’s net investment reflect the actual dividend declared net of the amount considered a return on capital.

The third attribute, the conversion feature, is similar to a stock warrant in that it provides holders with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year method of presentation.

Consolidated Balance Sheets

As at December 31 (U.S. dollars in millions)	2003	2002

Assets
Current assets:
Cash and cash equivalents	$216.7	$241.3
Accounts receivable (note 21)	810.7	579.9
Inventories (note 7)	304.9	261.7
Prepaid expenses and other	37.9	27.8
Income taxes receivable (note 10)	—	5.5
	1,370.2	1,116.2
Capital assets, net (notes 8, 9)	561.2	478.1
Goodwill (note 9)	116.4	100.7
Future tax assets (note 10)	72.5	75.5
Other assets (note 6)	21.8	11.3
	$2,142.1	$1,781.8

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 11)	$29.7	$48.6
Accounts payable (note 21)	830.8	658.0
Accrued salaries and wages	75.0	74.3
Other accrued liabilities (note 5)	101.8	50.2
Income taxes payable (note 10)	2.4	—
Long-term debt due within one year (note 11)	4.4	4.2
Convertible Series Preferred Shares (note 13)	108.6	—
	1,152.7	835.3
Long-term debt (notes 11, 21)	33.0	31.8
Other long-term liabilities (note 12)	32.6	25.6
Convertible Series Preferred Shares (note 13)	106.1	206.2
Future tax liabilities (note 10)	45.9	38.0
Minority interest	1.1	0.9

Shareholders’ equity:
Convertible Series Preferred Shares (note 13)	11.8	22.0
Class A Subordinate Voting Shares (note 14)	86.1	71.8
Class B Shares (note 14)	495.8	495.8
Contributed surplus (notes 2, 15)	0.6	—
Retained earnings	61.1	17.2
Currency translation adjustment (note 17)	115.3	37.2
	770.7	644.0
	$2,142.1	$1,781.8

Commitments and contingencies (notes 11 and 22)

The accompanying notes are an integral part of these consolidated financial statements

On behalf of the Board:

(Signed) Lawrence Worrall	(Signed) Neil G. Davis
Director	Director

Consolidated Statements of Income, Retained Earnings and Magna’s Net Investment

Years ended December 31 (U.S. dollars in millions, except per share figures and numbers of shares)	2003	2002	2001

Sales (note 21)	$4,654.6	$3,861.6	$3,268.1
Cost of goods sold (note 21)	4,117.8	3,374.9	2,861.6
Depreciation and amortization (note 9)	99.5	88.5	88.0
Selling, general and administrative (notes 2, 15)	238.3	197.6	168.1
Affiliation and social fees (note 21)	62.6	55.3	48.8
Other charges (note 9)	—	23.6	—
Operating income	136.4	121.7	101.6
Interest expense (income), net (notes 11, 21)	1.6	(1.5)	16.2
Amortization of discount on Convertible Series Preferred Shares (notes 13, 21)	12.4	11.6	4.8
Equity (income) loss (note 6)	(0.4)	(0.6)	0.4
Income before income taxes and minority interest	122.8	112.2	80.2
Income taxes (note 10)	60.3	64.5	40.7
Minority interest	0.2	(0.9)	(0.4)
Net income	$62.3	$48.6	$39.9
Financing charge on Convertible Series Preferred Shares (notes 13, 21)	1.1	1.9	0.9
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$39.0
Retained earnings and Magna’s net investment, beginning of year	17.2	15.9	850.2
Adjustment for change in accounting policy for goodwill (note 9)	—	(35.7)	—
Net distribution to Magna	—	—	(869.5)

Dividends on Class A Subordinate Voting and Class B Shares	(17.3)	(9.7)	(2.0)
Change in currency translation adjustment (note 17)	—	—	(1.8)
Retained earnings, end of year	$61.1	$17.2	$15.9

Earnings per Class A Subordinate Voting or Class B Share (note 3)
Basic	$1.26	$0.97	$0.37
Diluted	$1.18	$0.95	$0.37
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 3)
Basic	48.6	48.2	47.9
Diluted	63.5	63.6	47.9

Pro forma earnings per Class A Subordinate Voting or Class B Share (note 4)
Basic			$0.91
Diluted			$0.90
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 4)
Basic			44.9
Diluted			59.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 (U.S. dollars in millions)	2003	2002	2001

Cash provided from (used for):

Operating Activities
Net income	$62.3	$48.6	$39.9
Items not involving current cash flows (note 19)	150.0	155.5	101.2
	212.3	204.1	141.1
Change in non-cash working capital (note 19)	(59.0)	111.4	25.9
	153.3	315.5	167.0
Investment Activities
Capital asset additions	(129.6)	(136.8)	(87.6)
Increase in investments and other assets	(11.6)	(3.1)	(5.0)
Proceeds from disposition of capital assets and other	1.2	4.8	2.6
	(140.0)	(135.1)	(90.0)
Financing Activities
(Decrease) increase in bank indebtedness	(26.1)	0.6	34.5
Repayments of long-term debt and other long-term liabilities	(10.9)	(4.6)	(8.1)
Net distribution to Magna (note 21)	—	—	(144.4)
Dividends on Class A Subordinate Voting and Class B Shares (note 14)	(17.3)	(9.7)	(2.0)
Dividends on Convertible Series Preferred Shares (notes 13, 14)	(11.1)	(8.4)	(1.9)
Issue of Class A Subordinate Voting Shares, net (note 14)	10.2	0.1	71.7
	(55.2)	(22.0)	(50.2)
Effect of exchange rate changes on cash and cash equivalents	17.3	5.8	(1.3)
Net (decrease) increase in cash and cash equivalents during the year	(24.6)	164.2	25.5
Cash and cash equivalents, beginning of year	241.3	77.1	51.6
Cash and cash equivalents, end of year	$216.7	$241.3	$77.1

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)

1. Significant Accounting Policies

The significant accounting policies followed by the Company are set out under “Significant Accounting Policies” preceding these consolidated financial statements.

2. Accounting Changes

STOCK-BASED COMPENSATION

In accordance with the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2003, the Company recognized compensation expense of $0.6 million. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

GOODWILL

In August 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA 3062”). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period (see Note 9).

IMPAIRMENT OF LONG-LIVED ASSETS

In January 2003, the CICA issued Handbook Section 3063 “Impairment of Long-Lived Assets” (“CICA 3063”). CICA 3063 requires an impairment loss to be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. As permitted by CICA 3063, discounted cash flows are used to determine fair value. Previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset’s carrying value exceeded the undiscounted future cash flow from the use of the asset. In all cases, the standard must be adopted for fiscal years beginning April 1, 2003. The Company has elected to adopt these new recommendations early, effective January 1, 2002, prospectively without restatement of any prior period (see Note 9).

3. Earnings Per Share and Retained Earnings for the Years Ended December 31, 2003, 2002 and 2001.

As described under “Principles of Consolidation in Significant Accounting Policies”, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table summarizes the calculation of earnings per share for the years ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

Years ended December 31	2003	2002	2001

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$1.26	$0.97	$0.37

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7	$17.9
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	—
Financing charge on Convertible Series Preferred Shares	1.1	1.9	—
	$74.7	$60.2	$17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Convertible Series Preferred Shares	14.8	14.9	—
Stock options	0.1	0.5	—
	63.5	63.6	47.9
Diluted earnings per Class A Subordinate Voting or Class B Share	$1.18	$0.95	$0.37

At December 31, 2001, the Company had outstanding 2,525,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which were anti-dilutive and, therefore, not included in the December 31, 2001 earnings per share calculation above.

4. Pro Forma Earnings Per Share

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the year ended December 31, 2001:

•   Adjustments to reflect the Company’s new capital structure at August 1, 2001;

•   Adjustments that give effect to the payment of revised affiliation fees and social commitment fees pursuant to the affiliation and social commitment agreements;

•   The Company’s President and Chief Executive Officer’s cash compensation arrangements; and

•   The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire period presented.

The following table summarizes the calculation of pro forma earnings per share:

Year ended December 31	2001

Pro forma basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$39.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	(6.1)
Interest on debt due to Magna	9.5
Net adjustment to affiliation fees and other corporate charges	(0.6)
Financing charge on Convertible Series Preferred Shares	(0.8)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$0.91

Pro forma diluted earnings per Class A Subordinate Voting or Class B Share:
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$41.0
Pro forma adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	10.9
Financing charge on Convertible Series Preferred Shares	1.7
$53.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9
Convertible Series Preferred Shares	14.9
Stock options	—
59.8
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$0.90

5. Restructuring Provisions

At December 31, 2003, the Company had a remaining provision of $0.5 million for severance and termination costs for the termination of four remaining employees. During fiscal 2001, the Company recorded a restructuring charge for $2.7 million relating to the downsizing of one of the Company’s under-performing divisions. During fiscal 2002, the Company recorded a further $2.8 million restructuring charge relating to the downsizing of the same under-performing division. During the years ended December 31, 2003, 2002 and 2001, the Company utilized severance and termination accruals of $2.6 million, $1.6 million and $0.8 million, respectively.

At December 31, 2002, the Company had a remaining provision for severance and termination accruals of $1.1 million for the termination of 72 employees as part of the relocation of production programs from one facility to another. During the years ended December 31, 2003, 2002, and 2001, the Company utilized severance and termination accruals of $1.1 million, $0.9 million, and $0.6 million, respectively. Such amounts were included in the purchase price allocation of previous business acquisitions.

6. Equity Investments

The Company entered into an operating agreement on August 1, 2002 with Rush Group L.L.C. (“Rush”) and Dakkota Integrated Systems, L.L.C. (“DIS”), whereby the Company and Rush each have a membership interest in DIS. The Company’s interest in DIS is 45%. DIS is accounted for on an equity basis. DIS is responsible for providing sequencing, logistics management and assembly services previously provided directly by the Company with respect to interior products, modules and related components to OEMs for several OEM programs under which the Company is manufacturing and supplying the interior products.

7. Inventories

Inventories consist of:

December 31	2003	2002

Raw materials and supplies	$99.3	$74.6
Work-in-process	31.7	23.5
Finished goods	41.7	25.6
Tooling and engineering	132.2	138.0
	$304.9	$261.7

Tooling and engineering inventory represents cost incurred on separately priced tooling and engineering services contracts in excess of unbilled amounts included in accounts receivable as a result of the application of percentage of completion accounting on certain of the Company’s tooling and engineering service contracts. Unbilled amounts included in accounts receivable at December 31, 2003 totalled $46.8 million (December 31, 2002 – $18.3 million).

8. Capital Assets

Capital assets consist of:

December 31	2003	2002

Cost
Land	$10.6	$9.0
Buildings	47.4	44.9
Leasehold improvements	35.6	24.5
Machinery and equipment	946.9	755.4
Assets under capital leases (i)	27.6	25.7
Construction in progress (ii)	33.4	45.3
	$1,101.5	$904.8
Less: accumulated depreciation
Buildings	(12.6)	(10.9)
Leasehold improvements	(17.3)	(11.6)
Machinery and equipment	(500.6)	(396.7)
Assets under capital leases (i)	(9.8)	(7.5)
	$561.2	$478.1

(i)     Assets under capital leases relate to the leasing of land and buildings by the Company from a related party, MI Developments Inc. (“MID”). These lease agreements were entered into during the year ended December 31, 1998 (see Note 11(f)).

(ii)    Construction in process includes expenditures incurred to date, including deposits, for machinery and equipment, assembly lines and facility upgrades and expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into use.

(iii)  No interest was capitalized to capital assets during the periods presented.

(iv)   Capital assets at December 31, 2002 include a net reduction in the cost and accumulated depreciation of $20.1 million due to an impairment charge relating to one reporting unit in the Company’s Interiors Europe reporting segment (see Note 9).

9. Goodwill and Long-Lived Assets

In accordance with Handbook Section 3062 “Goodwill and Other Intangible Assets” (“CICA 3062”), the Company completed its annual goodwill impairment analysis in the fourth quarter of 2003, after the annual business plan process had been completed. The result of this analysis indicated no impairment of goodwill for 2003.

In fiscal 2002, as part of the initial application of CICA 3062, the Company recorded a goodwill writedown of $35.7 million, net of a nil tax recovery, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures, and Interiors North America reporting segments. The total writedown of $35.7 million was charged against January 1, 2002 opening retained earnings.

The Company completed its annual goodwill impairment analysis in the fourth quarter of 2002, after the annual business plan process had been completed. As a result of this analysis, the Company determined that goodwill of $3.5 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. This impairment loss was recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

In accordance with CICA 3062, the Company no longer records amortization expense for goodwill. On an adjusted basis, the Company’s net income for the year ended December 31, 2001 would have been as follows if it had been applied retroactively:

Year ended December 31	2001

Net income as reported	$39.9
Goodwill amortization, net of taxes	7.2
Adjusted net income	$47.1

In conjunction with the review of goodwill, the Company also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the accounting recommendations in Handbook Section 3063 “Impairment of Long-Lived Assets” (“CICA 3063”). As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million, respectively. As required by CICA 3063, the $20.1 million writedown of long-lived assets was recorded in operating income as a charge against earnings in 2002. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

10. Income Taxes

(a) The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

Years ended December 31	2003	2002	2001

Canadian statutory income tax expense	$45.0	$43.3	$33.5
Manufacturing and processing profits deduction	(1.8)	(4.1)	(5.6)
Foreign rate differentials	(2.9)	(5.4)	(2.6)
Losses not benefited	11.4	19.5	4.9
Amortization of discount on Convertible Series Preferred Shares	4.1	3.8	2.0
Other	4.5	7.4	8.5
Income tax expense	$60.3	$64.5	$40.7

(b) The details of the income tax provision are as follows:

Years ended December 31	2003	2002	2001

Current provision:
Canadian federal taxes	$15.9	$18.4	$17.5
Provincial taxes	6.5	9.1	9.3
Foreign taxes	16.1	9.8	5.1
	38.5	37.3	31.9
Future provision:
Canadian federal taxes	1.1	0.7	0.9
Provincial taxes	0.5	0.3	0.5
Foreign taxes	20.2	26.2	7.4
	21.8	27.2	8.8
	$60.3	$64.5	$40.7

(c) Future income taxes have been provided on temporary differences, which consist of the following:

Years ended December 31	2003	2002	2001

Net tax losses utilized	$14.2	$33.5	$3.6
Capital assets tax depreciation greater than book depreciation	5.9	3.5	1.5
Other assets tax depreciation greater than (less than) book depreciation	1.7	(9.8)	3.7
	$21.8	$27.2	$8.8

(d) Future tax assets and liabilities consist of the following temporary differences:

December 31	2003	2002

Benefit of tax loss carryforwards	$89.7	$86.8
Capital assets	(28.3)	(24.3)
Other assets	21.2	20.7
	82.6	83.2
Valuation allowance	(56.0)	(45.7)
Future tax assets, net	$26.6	$37.5

Represented on the balance sheet as follows:
Future tax assets	$72.5	$75.5
Future tax liabilities	(45.9)	(38.0)
	$26.6	$37.5

(e) Income taxes paid in cash in the year ended December 31, 2003 were $24.8 million (in the years ended December 31, 2002 and 2001 – $37.0 million and $48.0 million, respectively).

(f) Canadian income before income taxes and minority interest was $52.3 million for the year ended December 31, 2003, (for the years ended December 31, 2002 and 2001, – $74.5 million and $70.5 million, respectively). The corresponding amounts for foreign operations were $70.5 million for the year ended December 31, 2003 (for the year ended December 31, 2002, $38.0 million and for the year ended December 31, 2001, $9.7 million).

(g) At December 31, 2003, the Company had income tax loss carryforwards of approximately $142.7 million that relate to certain foreign subsidiaries, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $119.0 million expire between 2004 and 2018 and the remainder have no expiry date.

(h) At December 31, 2003, $192.0 million of undistributed earnings of foreign subsidiaries and jointly controlled entities may be subject to tax if remitted to Canada. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

11. Debt and Commitments

(a) The Company’s long-term debt, which is substantially unsecured, consists of the following:

December 31	2003	2002

Loans from governments with a weighted average interest rate of approximately 3% denominated primarily in euros	$8.0	$6.5
Bank term debt at a weighted average interest rate of approximately 4% denominated primarily in euros	5.6	6.3
Obligations under capital leases at an implicit rate of 7.6% (i)	23.6	23.2
Other	0.2	—
	37.4	36.0
Less due within one year	4.4	4.2
	$33.0	$31.8

(i)     Obligations under capital leases relate to the leasing of land and buildings by the Company from a related party, MI Developments Inc. (“MID”). These agreements were entered into during the year ended December 31, 1998 (see Note 11(f)).

(b) At December 31, 2003, future principal repayments on long-term debt (excluding obligations under capital leases) are estimated to be as follows:

2004	$3.2
2005	3.2
2006	2.7
2007	2.8
2008	1.9
Thereafter	—
$13.8

(c) On September 27, 2001, the Company established a $385.0 million three-year unsecured revolving term credit facility with customary commercial terms, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including the requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The credit facility expires on September 27, 2004.

At December 31, 2003, the Company had operating lines of credit amounting to $84.6 million and term lines of credit amounting to $422.4 million. At December 31, 2003, the Company had unused and available operating lines of credit and term lines of credit of $69.7 million and $353.3 million.

(d) Interest (income) expense includes:

Years ended December 31	2003	2002	2001

Interest expense:
Current	$5.2	$4.8	$0.9
Long-term	0.6	0.5	0.6
Intercompany to Magna and other related parties	1.5	2.1	40.6
	7.3	7.4	42.1

Interest income:
Current	(5.7)	(8.9)	(3.0)
Intercompany from Magna and other related parties	—	—	(22.9)
Interest expense (income), net	$1.6	$(1.5)	$16.2

Interest paid in cash for the year ended December 31, 2003 was $7.1 million (for the years ended December 31, 2002 and 2001 – $6.8 million and $3.7 million, respectively).

(e) At December 31, 2003, the Company had commitments under operating leases requiring annual rental payments to third parties and to Magna and other related parties as follows:

	Third parties	Magna and other related parties

2004	$37.8	$12.5
2005	32.5	12.4
2006	28.8	12.4
2007	27.7	12.0
2008	22.6	10.9
Thereafter	41.1	48.1
	$190.5	$108.3

For the year ended December 31, 2003, operating lease expense amounted to $46.9 million (for the years ended December 31, 2002 and 2001 – $35.1 million and $24.4 million, respectively).

(f) At December 31, 2003, the Company had commitments under capital leases requiring annual rental payments to a related party, MID, as follows:

2004	$3.5
2005	3.5
2006	3.5
2007	3.5
2008	3.6
Thereafter	18.2
35.8

Less interest and other charges	12.2
Obligations under capital leases	23.6
Less current portion	1.2
Long-term portion of obligations under capital leases	$22.4

(g) During the year, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of lease payments which are being paid monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

12. Employee Benefit Plans

The Company’s Corporate Constitution requires that 10% of its qualifying pre-tax profit before profit sharing (defined in its Corporate Constitution) for any fiscal period be allocated to an Employee Equity and Profit Participation Program (“EEPPP”) consisting of the Company’s deferred profit sharing plans and cash disbursements to eligible employees of the Company. Eligible Canadian, United States, United Kingdom, and European employees participate in the EEPPP. The Corporate Constitution also allows for the required contributions to be made to certain defined benefit pension plans in addition to the Company’s deferred profit sharing plan and cash distributions to eligible employees. All U.S. and Canadian employees that participate in the deferred profit sharing plans were, and all new employees are, given the option of receiving a reduced percentage entitlement under the deferred profit sharing plan plus a defined benefit pension or continuing to receive their previous percentage entitlement. The defined benefit pension is payable to retirees at age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension package. In 2001, the Company participated in the Magna EEPPP program on similar terms.

In addition, a limited number of companies in the United Kingdom and Europe sponsor defined benefit pension and similar arrangements for their employees. Pursuant to labour laws and national labour agreements in certain European countries, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination and long service payments contingent upon persons reaching a pre-defined number of years of service.

All pension plans and similar arrangements are funded to the minimum legal funding requirements. In certain circumstances there is no legal requirement to fund this obligation until such time as they are actually incurred, and as a result, these arrangements are unfunded.

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s projected pension benefit obligations are as follows:

	2003	2002	2001

Discount rate	5.45%	5.65%	5.90%
Rate of compensation increase	3.65%	3.60%	3.80%

The weighted average of significant actuarial assumptions used in measuring the Company’s net periodic pension benefit costs are as follows:

	2003	2002	2001

Discount rate	5.65%	5.90%	5.90%
Rate of compensation increase	3.60%	3.80%	3.80%
Expected return on plan assets	7.25%	7.50%	7.50%

Information about the Company’s defined benefit pension plans is as follows:

Years ended December 31	2003	2002	2001

Benefit obligations:
Beginning of year	$61.4	$48.5	$51.7
Current service and interest cost	9.9	7.7	6.7
Actuarial losses (gains) and changes in actuarial assumptions	8.0	2.1	(2.6)
Benefits paid	(5.0)	(2.0)	(2.3)
Currency translation	9.9	5.1	(5.0)
End of year	$84.2	$61.4	$48.5

Plan assets at fair value:
Beginning of year	$28.4	$28.5	$34.3
Return on plan assets	5.1	(5.2)	(3.4)
Employer contributions	8.0	4.6	2.7
Benefits paid	(5.0)	(2.0)	(2.3)
Currency translation	3.9	2.5	(2.8)
End of year	$40.4	$28.4	$28.5
Unfunded amount	$43.8	$33.0	$20.0
Unrecognized actuarial (losses) gains	(18.3)	(12.6)	(3.1)
Net amount recognized in the consolidated balance sheets	$25.5	$20.4	$16.9

Net periodic benefit cost:
Current service and interest costs	$9.9	$7.7	$6.7
Expected return on plan assets	(2.1)	(2.2)	(2.4)
Actuarial losses	0.5	—	—
	$8.3	$5.5	$4.3

During the year ended December 31, 2003, the Company incurred $2.7 million (for the years ended December 31, 2002 and 2001 – $1.7 million and $1.8 million, respectively) of defined contribution plan expense.

North American retirees aged 60 or older with ten or more years of service are eligible for benefits under the post retirement medical benefit plans. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. The cost of retirement medical benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and estimates of retirement ages of employees and expected health care costs.

In addition, an eligible group of inactive employees are entitled to health care benefits under a pre-existing post retirement medical benefit plan. The benefits under this program are actuarially determined based on expected future benefit costs over the remaining life expectancy of the group of eligible employees.

The weighted average of significant actuarial assumptions used in measuring the Company’s projected post retirement medical benefit obligations are as follows:

	2003	2002	2001

Discount rate	6.00%	6.75%	7.50%

The weighted average of actuarial assumptions used in measuring the Company’s net periodic post retirement medical benefit costs are as follows:

	2003	2002	2001

Discount rate	6.75%	7.50%	7.50%

Information about the Company’s post retirement medical benefit plans is as follows:

Years ended December 31	2003	2002	2001

Benefit obligations:
Beginning of year	$8.2	$7.8	$8.5
Current service and interest cost	1.7	0.8	0.8
Actuarial losses (gains) and changes in actuarial assumptions	8.8	0.6	(0.5)
Benefits paid	(0.8)	(0.9)	(0.7)
Currency translation	0.8	(0.1)	(0.3)
End of year	$18.7	$8.2	$7.8

Plan assets at fair value:
Beginning of year	$—	$—	$—
Employer contributions	0.8	0.9	0.7
Benefits paid	(0.8)	(0.9)	(0.7)
End of year	$—	$—	$—
Unfunded amount	$18.7	$8.2	$7.8
Unrecognized past service obligation	(3.9)	(3.6)	(3.8)
Unrecognized actuarial (losses) gains	(7.7)	0.6	1.2
Net amount recognized in the consolidated balance sheets	$7.1	$5.2	$5.2

Net periodic benefit cost:
Current service and interest costs	$1.7	$0.8	$0.8
Past service costs	0.2	0.2	0.2
Actuarial losses	0.5	—	—
	$2.4	$1.0	$1.0

13. Convertible Series Preferred Shares

The Company has issued the following Convertible Series Preferred Shares:

Number of Shares

Preferred Shares, Series 1	1,085,500
Preferred Shares, Series 2	1,125,000

The Convertible Series Preferred Shares have the following attributes:

•   Carrying value of $100 per share;

•   Fixed preferential non-cumulative cash dividend of $5.00 per share per annum payable on a quarterly basis;

•   Retractable at their carrying value, together with all declared and unpaid dividends, by the holders thereof on or after December 31, 2003 in the case of the Preferred Shares, Series 1; and after December 31, 2004 in the case of the Preferred Shares, Series 2;

•   Redeemable at their carrying value, together with all declared and unpaid dividends, and subject to purchase for cancellation by the Company commencing December 31, 2005; and

•   Convertible into Class A Subordinate Voting Shares at the option of the holder at a price of $15.09 per share.

The Convertible Preferred Shares, Series 1 with 1,125,000 shares and Series 2 with 1,125,000 shares, were issued to Magna in August 2001 in satisfaction of $225.0 million of the Company’s indebtedness to Magna. On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Shares of the Company. The Company’s Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

The portion of the Convertible Series Preferred Shares classified as debt is as follows:

	Series 1	Series 2	Total

Issued on August 9, 2001	$97.7	$92.1	$189.8
Amortization of discount	2.4	2.4	4.8
Balance, December 31, 2001	$100.1	$94.5	$194.6
Amortization of discount	6.0	5.6	11.6
Balance, December 31, 2002	$106.1	$100.1	$206.2
Conversion of Series 1 Preferred Shares into Class A Subordinate Voting Shares	(3.9)	—	(3.9)
Amortization of discount	6.4	6.0	12.4
Balance, December 31, 2003	$108.6	$106.1	$214.7

The liability amount for Series 1 Convertible Preferred Shares is presented as a current liability. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $108.6 million, together with all declared and unpaid dividends, on or after December 31, 2003. These shares are also convertible by Magna into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share.

The liability amount for Series 2 Convertible Preferred Shares is presented as a long-term liability, as they may not be retracted by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of U.S. $15.09 per class A Subordinate Voting Share.

The Series 1 and 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

The portion of the Convertible Series Preferred Shares included in shareholder’s equity is as follows:

	2003	2002

Warrant portion (relating to conversion feature)	$6.6	$6.7
Dividend stream portion (relating to non-cumulative dividends)	5.2	15.3
	$11.8	$22.0

14. Capital Stock

PREFERRED SHARES, CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES

The Company’s authorized capital stock includes unlimited preferred shares issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders’ equity as at December 31, 2003, 2002 and 2001 are as follows:

	Class A Subordinate Voting Shares		Class B Shares
	Number of Shares	Stated Value	Number of Shares	Stated Value

Issuance of Class A Subordinate Voting Shares on initial public offering (i)	5,476,191	$71.7	—	—
Issuance of Class B Shares on the reorganization of the Company on August 7, 2001 (convertible into Class A Subordinate Voting Shares)	—	—	42,751,938	$495.8
Balance, December 31, 2001	5,476,191	$71.7	42,751,938	$495.8
Issuance of Class A Subordinate Voting Shares on exercise of stock options	5,000	0.1	—	—
Balance, December 31, 2002	5,481,191	$71.8	42,751,938	$495.8
Issuance of Class A Subordinate Voting Shares on exercise of stock options	7,200	0.1	—	—
Conversion of Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares (ii)	261,762	4.1	—	—
Issuance of Class A Subordinate Voting Shares to fund Employee Equity and Profit Participation Program (iii)	681,108	10.1	—	—
Balance, December 31, 2003	6,431,261	$86.1	42,751,938	$495.8

(i)     On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August 2001. The details of the proceeds from the public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$74.8
Expenses of the issue, net of taxes	(3.1)
Net proceeds	$71.7

(ii)    On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company’s Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

(iii)  The stated value of Class A Subordinate Voting Shares increased by $10.1 million during the year ending December 31, 2003, representing 681,108 shares issued to fund the Company’s Employee Equity and Profit Participation Program.

INCENTIVE STOCK OPTIONS

Under the 2001 Incentive Stock Option Plan adopted by the Company on August 9, 2001, the Company may grant options to purchase Class A Subordinate Voting Shares to employees, officers, directors or consultants of the Company. The remaining number of shares reserved to be issued for options is 5,987,800. The number of the unoptioned shares at December 31, 2003 is 2,428,500.

The Canadian dollar options under Tranche 1, 2, 3, 5, 6 and 7 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, Tranche 4 vest 1/5 on the grant date and 1/5 on each subsequent December 31 thereafter. The U.S. dollar options under Tranche 1 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, with the exception of 750,000 options that vest 1/3 on the grant date and 1/4 of the balance on each subsequent August 8 thereafter. Tranche 2, 5 and 6 vest 1/5 on the grant date and 1/5 on each subsequent July 31 thereafter, Tranche 3 and 4 vest 1/5 on grant date and 1/5 on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to the market price on the trading day immediately prior to date of grant of options.

The following is a continuity schedule of options outstanding:

CANADIAN DOLLAR OPTIONS

	Number	Weighted average exercise price		Options exercisable

Granted	1,400,000	Cdn.$	21.00
Vested				280,000
Outstanding at December 31, 2001	1,400,000	Cdn.$	21.00	280,000
Granted	375,000	Cdn.$	25.99
Exercised	(5,000)	Cdn.$	21.00	(5,000)
Cancelled	(50,000)	Cdn.$	26.85	(20,000)
Vested				386,000
Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000

Granted	296,000	Cdn.$	22.55
Exercised	(3,700)	Cdn.$	21.00	(3,700)
Cancelled	(10,000)	Cdn.$	21.00	(4,000)
Vested				398,200
Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500

U.S. DOLLAR OPTIONS

	Number	Weighted average exercise price		Options exercisable

Granted	1,125,000	U.S.$	13.72
Vested				325,000
Outstanding at December 31, 2001	1,125,000	U.S.$	13.72	325,000
Granted	335,000	U.S.$	16.55
Expired	(4,000)	U.S.$	13.72	(4,000)
Cancelled	(21,000)	U.S.$	13.72	(7,200)
Vested				273,200
Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000

Granted	175,500	U.S.$	17.27
Exercised	(3,500)	U.S.$	13.72	(3,500)
Cancelled	(50,000)	U.S.$	15.33	(14,000)
Vested				287,100
Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600

At December 31, 2003, the outstanding options consist of the following:

CANADIAN DOLLAR OPTIONS OUTSTANDING

	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$21.00	1,371,300	7.6	827,300
Tranche 2	$21.00	10,000	7.6	6,000
Tranche 3	$23.56	40,000	8.1	24,000
Tranche 4	$29.40	5,000	8.5	3,000
Tranche 5	$26.85	245,000	8.6	98,000
Tranche 6	$21.00	35,000	8.9	14,000
Tranche 7	$22.55	296,000	7.0	59,200
		2,002,300		1,031,500
Weighted Average Exercise Price	$22.02
Weighted Average Remaining Contractual Life			7.7

U.S. DOLLAR OPTIONS OUTSTANDING

	Exercise price	Number	Remaining contractual life (years)	Options exercisable

Tranche 1	$13.72	1,056,500	7.6	682,500
Tranche 2	$13.72	20,000	7.6	12,000
Tranche 3	$18.34	20,000	8.2	12,000
Tranche 4	$18.78	5,000	8.4	3,000
Tranche 5	$16.40	280,000	8.6	112,000
Tranche 6	$17.27	175,500	7.0	35,100
		1,557,000		856,600
Weighted Average Exercise Price	$14.68
Weighted Average Remaining Contractual Life			7.7

MAXIMUM NUMBER OF SHARES

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2003	6,431,261
Class B Shares outstanding as at December 31, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,559,300
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775
67,391,274

DIVIDENDS

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares were as follows:

	Per Class A Subordinate Voting and Class B Share	Total

Dividends declared and paid in respect of the:
Three month period ended September 30, 2001	$0.04	$2.0
Charged to retained earnings during the year ended December 31, 2001		$2.0

Three month period ended December 31, 2001	$0.05	$2.4
Three month period ended March 31, 2002	$0.05	$2.4
Three month period ended June 30, 2002	$0.05	$2.4
Three month period ended September 30, 2002	$0.05	$2.5
Charged to retained earnings during the year ended December 31, 2002		$9.7

Three month period ended December 31, 2002	$0.05	$2.4
Three month period ended March 31, 2003	$0.10	$5.0
Three month period ended June 30, 2003	$0.10	$5.0
Three month period ended September 30, 2003	$0.10	$4.9
Charged to retained earnings during the year ended December 31, 2003		$17.3

Dividends declared on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $11.2 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $11.3 million and $1.9 million, respectively). Dividends paid on outstanding Series 1 and Series 2 Convertible Preferred Shares aggregated to $11.1 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $8.4 million and $1.9 million, respectively).

15. Stock-Based Compensation

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.25% - 4.09%
Expected dividend yield	2.34%
Expected volatility	39%
Expected time until exercise	5 years

For the year ended December 31, 2003, the compensation expense recognized in selling, general and administration expense and credited to contributed surplus related to the Company’s outstanding fixed price stock options amounted to approximately $0.6 million.

The following is a continuity schedule of contributed surplus:

2003

Balance, beginning of year	$—
Stock option compensation expense	0.6
Credited to share capital on exercise of options	—
Balance, end of year	$0.6

The weighted average fair value of options granted during the year ended December 31, 2003 was $5.52 per option.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted during 2002, the Company’s pro forma net income attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

Years ended December 31	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$60.5	$45.8
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$1.25	$0.95
Diluted	$1.17	$0.93

The fair value of stock options granted during 2002 were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	3.96% – 5.27%
Expected dividend yield	1.20%
Expected volatility	26% – 37%
Expected time until exercise	5 years

The weighted average fair value of options granted during the year ended December 31, 2002 was $5.63 per option.

16. Financial Instruments

FOREIGN EXCHANGE RISK

The Company operates globally, which gives rise to risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar, euro and British pound outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company had outstanding foreign exchange forward contracts representing commitments to buy and (sell) foreign currencies in exchange for Canadian dollars as follows:

December 31, 2003	U.S. dollar amount	Weighted average	Euro amount	Weighted average

2004	$182.2	1.4587	7.7	1.4333
2004	(47.7)	1.6265	—	—
2005	113.8	1.3831	2.9	1.4435
2005	(85.6)	1.4717	—	—
2006	82.4	1.3827	—	—
2006	(16.1)	1.3862	—	—
2007	49.0	1.3618	—	—
2008	15.0	1.3699	—	—
	$293.0		10.6

At December 31, 2003, the Company had other outstanding foreign exchange contracts to buy and sell various foreign currencies in exchange for either euros, U.S. dollars or British pounds. The total amount of such contracts were to sell euros 23.3 million, and sell British pounds 12.8 million, and buy U.S. dollars 40.9 million against various currencies.

Based on forward exchange rates as at December 31, 2003 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company’s significant foreign exchange forward contracts are approximately $12.2 million. If the Company’s forward exchange contracts ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

FAIR VALUE

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt The fair value of the Company’s long-term debt (including debt portion of the Convertible Series Preferred Shares), based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

CREDIT RISK

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts with positive values.

Cash and cash equivalents which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

The Company is also exposed to credit risk from the potential default by any of its counterparties on foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

INTEREST RATE RISK

Where the maturities of monetary assets and liabilities are short term, the Company is not exposed to interest rate risk. In the case of monetary liabilities and operating lease commitments with longer-term maturities, the Company may enter into swap arrangements to manage this risk.

The following table summarizes the Company’s interest rate risk as at December 31, 2003:

	Floating rate	Fixed rate	Non-interest bearing	Total

Financial Assets:
Cash and cash equivalents	$216.7	$—	$—	$216.7
Accounts receivable	—	—	810.7	810.7
Financial Liabilities:
Bank indebtedness	(29.7)	—	—	(29.7)
Accounts payable and all other accrued liabilities and payables	—	—	(1,010.0)	(1,010.0)
Long-term debt due within one year	—	(4.4)	—	(4.4)
Long-term debt	—	(33.0)	—	(33.0)
Convertible Series Preferred Shares	—	(214.7)	—	(214.7)
Other long-term liabilities	(32.6)	—	—	(32.6)
	$154.4	$(252.1)	$(199.3)	$(297.0)
Average fixed rate of long-term debt		5.0%

The Company has entered into interest rate swap contracts to manage interest rate risk on certain of its operating leases. These contracts swap floating interest rate payments to fixed interest rate payments or vice versa. Outstanding swap contracts have remaining terms equal to maturity of the operating leases that they are matched against.

The following table provides a summary of interest rate swap contracts and their aggregated weighted average rates at December 31:

	2003	2002

Interest rate swap:
Notional amount	$39.7	$—
Average fixed rate paid	4.02%	—
Average floating rate received	2.77%	—

ELECTRICITY SWAPS

The Company uses electricity swap contracts to manage the cash flow risk for a portion of its forecast electricity purchases in Ontario over the period to April 2005. Swaps outstanding at December 31, 2003 have an annual notional energy volume of 50,700 megawatt hours (“MWh”) under which it pays a weighted average fixed price of $54.53 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. The net settlements under the electricity swap contracts are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into electricity swap contracts for speculative purposes.

The Company estimates the fair value of these electricity contracts as at December 31, 2003 is $0.2 million, representing a financial benefit to the Company. In 2002, the Ontario government passed legislation, which fixes the electricity price for low volume and designated customers. Although the Company is not directly affected by the legislation, this has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

17. Currency Translation Adjustment

Unrealized translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company’s operations with a functional currency other than the U.S. dollar, resulted in an unrealized currency translation gain of $78.1 million for the year ended December 31, 2003 (December 31, 2002 – $42.1 million). The unrealized gains resulted primarily from the strengthening of the euro, British pound and Canadian dollar against the U.S. dollar.

The Company has designated the debt portion of the Convertible Series Preferred Shares (note 13) as a hedge of its net investment in its operations in the United States. Gains and losses from this hedge are not included in the income statement, but are shown in the currency translation adjustment account. For the year ended December 31, 2003, the Company recorded a foreign exchange gain of $41.2 million (December 31, 2002 – $3.4 million) in the currency translation account related to such shares.

18. Interests in Jointly Controlled Entities

The following is the Company’s proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest (before eliminations):

BALANCE SHEETS

December 31	2003	2002

Current assets	$70.3	$63.5
Long-term assets	$42.6	$43.1
Current liabilities	$51.1	$48.9
Long-term liabilities	$28.2	$30.8

STATEMENTS OF INCOME

Years ended December 31	2003	2002	2001

Sales	$291.8	$180.3	$134.6
Costs of goods sold, expenses and income taxes	284.1	176.1	133.4
Net income	$7.7	$4.2	$1.2

STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002	2001

Cash provided from (used for):
Operating activities	$12.3	$16.9	$23.0
Investment activities	$(4.2)	$(6.3)	$(6.5)
Financing activities	$(7.2)	$(7.7)	$3.2

At December 31, 2003, the Company’s share of equity in jointly controlled entities includes undistributed earnings of $17.9 million (December 31, 2002 – $21.1 million).

19. Details of Cash from Operating Activities

ITEMS NOT INVOLVING CURRENT CASH FLOWS

Years ended December 31	2003	2002	2001

Depreciation and amortization	$99.5	$88.5	$88.0
Future income taxes	21.8	27.2	8.8
Pension and post retirement medical benefit obligations	10.7	6.5	5.3
Loss (gain) on disposals of capital assets	3.3	2.1	(1.1)
Other charges	—	23.6	—
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Other	2.3	(4.0)	(4.6)
	$150.0	$155.5	$101.2

CHANGES IN NON-CASH WORKING CAPITAL

Years ended December 31	2003	2002	2001

Accounts receivable	$(148.2)	$31.9	$(108.1)
Inventories	(7.2)	(4.0)	(22.7)
Prepaid expenses and other	(5.1)	(2.6)	14.1
Accounts payable and accrued liabilities	101.5	86.1	142.6
	$(59.0)	$111.4	$25.9

20. Segmented Information

(a) The Company designs, manufactures and supplies automotive interior and closure components, modules and systems primarily for OEM customers on a Tier One basis and manufactures and supplies interior and closure components on a Tier Two basis to other Tier One suppliers. At December 31, 2003, the Company had operations in 14 countries including 71 manufacturing facilities and 17 product development and engineering facilities.

The Company is organized by two product groups: Interior Systems and Closure Systems. Each group includes the following products and services:

Interior Systems The Interior Systems group includes the engineering, development and production of complete seat systems, seat tracks, seat frames, integrated child safety seats and their seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sun visors, acoustics, automotive carpets, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing and full vehicle process engineering.

Closure Systems The Closure Systems group develops, produces and assembles a multitude of closure, latching and power driven door systems. Products include wiper systems, electrical motors, complete door systems, power liftgates and power sliding doors, window regulators and electronic latching systems.

Effective January 1, 2003, the Company’s Closure operations underwent an organizational structure change, effectively changing management’s reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company’s business operations, the Closure segment beginning January 1, 2003 is reported on a global basis. All comparative period amounts have been restated to conform to the current presentation.

Year ended December 31, 2003	Total sales	Depreciation and amortization	Operating income	Capital asset additions	Capital assets, net

Interior Systems
North America	$2,088.5	$42.8	$87.5	$68.0	$258.1
Europe	1,572.2	32.8	5.0	32.2	185.3
Closure Systems	998.6	23.8	43.8	29.0	117.1
Corporate, other and intersegment eliminations	(4.7)	0.1	0.1	0.4	0.7
Total reportable segments	$4,654.6	$99.5	$136.4	$129.6	561.2
Current assets					1,370.2
Goodwill, future tax and other assets					210.7
Total assets					$2,142.1

Year ended December 31, 2002	Total sales	Depreciation and amortization	Operating income (loss)(i)	Capital asset additions	Capital assets, net

Interior Systems
North America	$1,774.4	$36.9	$108.4	$65.5	$222.2
Europe	1,278.3	31.3	(23.3)	41.2	161.1
Closure Systems	818.2	20.2	34.4	29.8	94.4
Corporate, other and intersegment eliminations	(9.3)	0.1	2.2	0.3	0.4
Total reportable segments	$3,861.6	$88.5	$121.7	$136.8	478.1
Current assets					1,116.2
Goodwill, future tax and other assets					187.5
Total assets					$1,781.8

(i) Interior Systems Europe includes $23.6 million of other charges (see Note 9).

Year ended December 31, 2001	Total sales	Depreciation and amortization	Operating income (loss)	Capital asset additions	Capital assets, net

Interior Systems
North America	$1,561.0	$35.2	$78.4	$34.4	$199.2
Europe	974.0	31.6	(7.2)	29.9	146.5
Closure Systems	736.2	19.8	35.0	23.2	78.1
Corporate, other and intersegment eliminations	(3.1)	1.4	(4.6)	0.1	0.2
Total reportable segments	$3,268.1	$88.0	$101.6	$87.6	424.0
Current assets					915.9
Goodwill, future tax and other assets					239.5
Total assets					$1,579.4

(b) The following tables show certain information with respect to geographic segmentations:

Year ended December 31, 2003	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,553.0	$1,340.7	$1,079.9	$681.0	$4,654.6
Capital assets, net	$153.5	$164.9	$188.6	$54.2	$561.2
Goodwill, net	$38.2	$22.5	$33.9	$21.8	$116.4

Year ended December 31, 2002	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,171.0	$1,256.2	$914.4	$520.0	$3,861.6
Capital assets, net	$83.2	$181.4	$161.7	$51.8	$478.1
Goodwill, net	$31.1	$22.5	$27.7	$19.4	$100.7

Year ended December 31, 2001	Canada	United States and Other	Continental Europe	United Kingdom	Total

Sales	$1,138.0	$1,034.6	$759.5	$336.0	$3,268.1
Capital assets, net	$62.2	$171.4	$137.4	$53.0	$424.0
Goodwill, net	$29.7	$24.7	$33.5	$44.6	$132.5

(c) For the year ended December 31, 2003, sales to the three largest customers amount to 27%, 23% and 16% (for the year ended December 31, 2002 – 30%, 19% and 19%; for the year ended December 31, 2001 – 36%, 20% and 15%) of total sales, respectively.

21. Transactions with Related Parties

Years ended December 31	2003	2002	2001

Charges by Magna and other related parties
Interest expense, net	$1.5	$2.1	$17.7
Amortization of discount on Convertible Series Preferred Shares	$12.4	$11.6	$4.8
Financing charge on Convertible Series Preferred Shares	$1.1	$1.9	$0.9
Management and administrative services	$3.6	$1.9	$4.7
Affiliation and social fees	$62.6	$55.3	$48.8
Rent	$12.5	$10.8	$6.1
Depreciation of assets under capital lease	$1.6	$1.8	$1.7
Sales of materials to Magna and other related parties	$14.5	$13.9	$13.7
Purchases of materials from Magna and other related parties	$21.8	$22.8	$28.6

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay to the Company $7.4 million for these incremental costs.

At December 31, 2003, the Company’s accounts receivable include accounts receivable from Magna controlled entities of $17.1 million (December 31, 2002 – $11.7 million) and accounts payable include accounts payable to Magna controlled entities of $44.9 million (December 31, 2002 – $49.3 million).

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. Commencing January 1, 2002, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses (“SG&A”). Affiliation and social fees continue to be shown separately in the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period presentation.

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

•   provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, worldwide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;

•   provide the Company with access to Magna’s core operating principles and to new policies and programs adopted by Magna from time to time;

•   provide the Company with access to Magna’s senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna’s other affiliates; and

•   grant the Company a sole and exclusive worldwide licence (except as described in the next sentence) to use the Intier trade name and certain other trademarks. The Company may not sublicense such trade name and trademarks other than to its subsidiaries.

Pursuant to the Company’s affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

•   1.5% of the first $3 billion of consolidated net sales for that year;

•   1.0% of the next $3 billion of consolidated net sales for that year; and

•   0.75% of consolidated net sales exceeding $6 billion.

Sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the acquired business’ sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The affiliation fee included in “Affiliation fees and social fees” was $60.8 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $53.6 million and $47.6 million, respectively).

The Company’s Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

The social commitment fee included in “Affiliation fees and social fees” was $1.8 million for the year ended December 31, 2003 (for the years ended December 31, 2002 and 2001 – $1.7 million and $1.2 million, respectively).

Pursuant to the Company’s Corporate Constitution, 10% of the Company’s employee pre-tax profit before profit sharing of participating divisions for any fiscal year is required to be allocated to the Intier EEPPP. During 2002, the Company’s Board of Directors approved the establishment of the Intier EEPPP. The Company’s eligible employees in Canada, the United States, the United Kingdom and Austria participate in the Intier EEPPP. Prior to fiscal 2002, the Company’s employees participated in the Magna EEPPP. The Company’s portion of the costs associated with the Magna EEPPP for the years ended December 31, 2001 was $28.0 million.

Various land and buildings used in the Company’s operations are leased from MI Developments Inc. under operating and capital lease agreements (see Note 11).

Transactions with Magna and other related parties are effected on normal commercial terms.

22. Contingencies

(a) In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies. The amended statement of claim now includes the Company’s Advanced Car Technology Systems joint venture (“ACTS”) as a named defendant to the lawsuit and alleges, among other things:

•   breach of fiduciary duty by Magna and two of its subsidiaries including ACTS;

•   breach by Magna of its binding letter of intent with KS Centoco Ltd.; including its covenant not to have any interest, directly or indirectly, in any entity that carries on the air bag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•   the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. (“TRW”), ACTS and other unrelated third party automotive supplier defendants of such technology in North America;

•   a conspiracy by Magna, TRW, and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, among other things, damages of approximately Cdn. $3.5 billion.

Magna and ACTS have filed an amended statement of defence and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting a final outcome, the Company believes that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company’s consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities, or expenses incurred in connection with this claim.

(b) On August 16, 2002, the Company was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators to the Company. After months of unsuccessful pricing negotiations, the Company advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by the Company. In this action Stoneridge is alleging that the Company:

•   breached certain agreements with Stoneridge which obliged the Company to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;

•   made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge’s adjunct actuator for the life of the programs;

•   unlawfully used Stoneridge’s trade secrets and proprietary information; and

•   violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation.

Stoneridge’s Initial Disclosure dated November 17, 2003, claims that Stoneridge’s damages are over $25 million. The Company disputes the allegations contained in the complaint and does not believe it has any liability for these claims, although the Company cannot provide any assurance that this will be the case.

(c) On February 28, 2003, the Company was served, in conjunction with Siemens Automotive Corp., a.k.a. Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation (“GM”). The GM complaint alleges that the Company and Siemens are in breach of certain express and implied warranties to GM and as a result GM is seeking reimbursement for costs and expenses incurred as a result of its replacement of tens of thousands of rear door electric motors in respect of its model 2000 full-size sport utility vehicles and trucks, including the Tahoe, Surburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which the Company was directed to use by GM) are manufactured by Siemens and form part of a power rear window regulator supplied by the Company to GM for those vehicles. Although the damages in the complaint are unspecific, GM has previously claimed that the warranty and future recall costs could be up to $42 million. Based on its investigations to date, the Company does not believe that it has any liability for this claim and that any liability it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although the Company cannot provide any assurance that this will be the case.

(d) The Company is also at risk for warranty, product liability and recall costs. Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product defect issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, customer cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable as the Company is fully or partially responsible for the defective product, the Company’s estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company’s products, to date, the Company has not experienced significant warranty including product liability and recall costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

(e) In the ordinary course of business activities, the Company may in addition to the claims referred to above, be contingently liable for other litigation and potential claims with customers, suppliers and former employees and for potential environmental issues. Management believes that adequate provisions are recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(f) The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

(g) The Company has entered into an agreement with Magna under which it has the option to purchase, and Magna has the right to require it to purchase, Magna’s 32% equity interest in Camaco L.L.C. for a purchase price of one dollar.

(h) The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

23. United States Generally Accepted Accounting Principles

The consolidated financial statements are prepared using Canadian generally accepted accounting principles which conform with United States generally accepted accounting principles except for the following:

(a) The Company has certain interests in jointly controlled entities that have been proportionately consolidated in these consolidated financial statements. Under U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share, and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(b) Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders’ equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

(c) In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering services and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000, for U.S. GAAP purposes, the Company recognizes revenue and related costs of sales for these activities over the estimated life of the assembly or production arrangement. The cumulative adjustment to net income as of January 1, 2000 was not significant.

For the year ended December 31, 2003, revenues and expenses under U.S. GAAP are lower by $0.8 million (for the years ended December 31, 2002 and 2001 – $3.3 million and $8.7 million, respectively) and $1.0 million (for the years ended December 31,2002 and 2001 – $3.4 million and $8.3 million, respectively), as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2003 includes $0.0 million (for the years ended December 31, 2002 and 2001 – $3.8 million and $6.8 million, respectively) in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

(d) The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting for options issued prior to January 1, 2003 as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by Statement of Financial Accounting Standards Board No. 123 “Accounting for Stock-Based Compensation” (“Statement 123”). In addition, under EITF 96-18, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense in accordance with Statement 123. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. Under Canadian GAAP options issued to directors after December 31, 2001 for services outside of their roles as directors are recorded as compensation expense. For the year ended December 31, 2003 and 2002, the Company did not issue stock options to non-employees. For the year ended December 31, 2001, the Company issued stock options to non-employees in return for services rendered. The total amount of this compensation expense for 2003 was $0.8 million (2002 – $0.8 million, 2001 – $0.4 million).

(e) The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, euro and British pound outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 (“Statement 133”), “Accounting for Derivative Instruments and Hedging Activities”, as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

For the year ended December 31, 2001 the Company’s derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, euro and British pound outflows and inflows. Accordingly, the Company recorded a charge to net income of $16.1 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedge transaction under U.S. GAAP. In addition, the Company recorded a cumulative adjustment to other comprehensive income of $8.2 million as of January 1, 2001 upon adoption of Statement 133.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the documentation requirements for hedge accounting under Statement 133. Gains and losses as a result of changes in fair value of hedges are now recorded in other comprehensive income. For the year ended December 31, 2003, the Company recorded a gain in other comprehensive income of $2.0 million (December 31, 2002 – a gain of $9.9 million). In addition, gains or losses on hedge contracts that matured during the year that were previously recognized in other comprehensive income are recognized in net income. The Company recorded a gain of $0.6 million for the year ended December 31, 2003 in net income for losses on contracts that matured during 2003 that were previously recognized in other comprehensive income (December 31, 2002 – a loss of $4.2 million).

(f) As described in note 16, the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase contracts in Ontario, Canada. Under both Canadian GAAP and U.S. GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedged transaction. For U.S. GAAP purposes only, the Company reflects the fair value of the swap contract on the balance sheet with an offsetting adjustment to other comprehensive income.

(g) Under US GAAP, the 2002 goodwill write-off as a result of the Company’s initial review for impairment as described in note 9 is reported as a cumulative catch-up adjustment for a change in accounting policy.

(h) During 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the assets’ useful life using a systematic and rational allocation method. FAS 143 is effective for the Company’s 2003 fiscal year end.

The adoption of this standard on January 1, 2003 resulted in the cumulative effect of an accounting change of $3.2 million being recognized as a cumulative catch-up adjustment for a change in accounting policy, a charge to 2003 net income attributable to Class A Subordinate Voting and Class B Shares of $0.9 million, and at December 31, 2003, the recognition of a liability of $10.0 million, the recognition of an other asset of $4.8 million, and the recognition of a future tax asset of $1.1 million.

(i) The following table presents net income and comprehensive income under U.S. GAAP:

Years ended December 31	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$61.2	$46.7	$39.0
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Return of capital on Convertible Series Preferred Shares	(10.0)	(9.4)	(3.8)
In-house tooling and engineering	0.2	0.1	(0.4)
Derivative instruments	0.6	(4.2)	(16.1)
Non-employee stock option compensation expense	(0.8)	(0.8)	(0.4)
Asset retirement obligations	(0.9)	—	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$23.1
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting policy related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$59.5	$8.3	$23.1
Other comprehensive income (net of related tax effects):
Derivative instruments	2.0	9.9	—
Electricity swap contracts	(0.2)	0.3	—
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting	—	—	(8.2)
Adjustment for derivative instruments, matured during the period, included in the cumulative adjustment at January 1, 2001	(0.6)	4.2	4.4
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign entities	78.1	42.1	(13.4)
Comprehensive income under U.S. GAAP	$138.8	$64.8	$5.9

(j) As described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table presents net income, comprehensive income and basic earnings per share information under U.S. GAAP for the year ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$61.2	$46.7	$17.9
Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6	4.8
Return of capital on Convertible Series Preferred Shares	(10.0)	(9.4)	(3.8)
In-house tooling and engineering	0.2	0.1	(0.3)
Derivative instruments	0.6	(4.2)	—
Non-employee stock option compensation expense	(0.8)	(0.8)	(0.4)
Asset retirement obligations	(0.9)	—	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$18.2
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting policy related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$59.5	$8.3	$18.2
Other comprehensive income (net of related tax effects):
Derivative instruments	2.0	9.9	—
Electricity swap contracts	(0.2)	0.3	—
Adjustment for derivative instruments, matured during the period, included in the cumulative adjustment at January 1, 2001	(0.6)	4.2	—
Unrealized foreign exchange losses on translation of self-sustaining foreign entities	78.1	42.1	(4.9)
Comprehensive income under U.S. GAAP	$138.8	$64.8	$13.3
Basic earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$1.29	$0.91	$0.38
Cumulative adjustment	$(0.07)	$(0.74)	$—
After cumulative catch-up adjustment	$1.22	$0.17	$0.38
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9

The following table presents diluted earnings per share information under U.S. GAAP for the year ended December 31, 2003, 2002 and for the five month period ended December 31, 2001:

	2003	2002	2001

Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP before cumulative catch-up adjustment	$62.7	$44.0	$18.2
Adjustments (net of related tax effect):
Return of capital and financing charge on Convertible Series Preferred Shares	11.1	11.3	4.7
	$73.8	$55.3	$22.9
Cumulative adjustment for change in accounting policy related to asset retirement obligations	(3.2)	—	—
Cumulative adjustment for change in accounting related to goodwill	—	(35.7)	—
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment for diluted earnings per share	$70.6	$19.6	$22.9
Diluted earnings per Class A Subordinate Voting or Class B Share:
Before cumulative catch-up adjustment	$1.16	$0.87	$0.36
Cumulative adjustment	$(0.05)	$(0.56)	$—
After cumulative catch-up adjustment	$1.11	$0.31	$0.36
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.6	48.2	47.9
Convertible Series Preferred Shares	14.8	14.9	14.9
Stock options	0.1	0.5	—
	63.5	63.6	62.8

(k) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

December 31, 2003	Canadian GAAP	Asset Retirement Obligation	Electricity swap	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Other assets	$21.8	4.8	—	—	—	—	$26.6
Future tax assets	$72.5	1.1	(0.1)	4.3	0.5	—	$78.3
Other accrued liabilities	$101.8	10.0	(0.2)	12.2	1.5	—	$125.3
Convertible Series Preferred Shares	$214.7	—	—	—	—	6.4	$221.1
Shareholders’ Equity	$770.7	(4.1)	0.1	(7.9)	(1.0)	(6.4)	$751.4

December 31, 2002	Canadian GAAP	Electricity swap	Derivative instruments	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP

Future tax assets	$75.5	(0.2)	5.4	0.6	—	$81.3
Other accrued liabilities	$50.2	(0.5)	15.3	1.8	—	$66.8
Convertible Series Preferred Shares	$206.2	—	—	—	18.8	$225.0
Shareholders’ Equity	$644.0	0.3	(9.9)	(1.2)	(18.8)	$614.4

(l) In accordance with the Canadian Institute of Chartered Accountants (“CICA”) amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method. Therefore, the Company does not recognize compensation expense for its outstanding fixed price stock options issued prior to January 1, 2003. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair market value at the grant date, consistent with the methodology prescribed under Statement 123. The compensation expense being disclosed includes all options granted to employees up to December 31, 2002.

On a pro forma basis, under Statement 123, the Company’s pro forma net income attributable to Class A Subordinate Voting and Class B Shares, and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been as follows:

	2003	2002	2001

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP after cumulative catch-up adjustment	$55.1	$4.6	$17.5
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$1.13	$0.10	$0.37
Diluted	$1.04	$0.10	$0.35

The fair value of the stock options were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	3.96% – 5.27%
Expected dividend yield	1.20%
Expected volatility	26 – 37%
Expected time until exercise	5 years

This model requires the input of a number of assumptions, including dividend yields, expected stock price volatility, expected time until exercise and risk free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted.

The weighted average fair value of options granted during the year ended December 31, 2002 and 2001 were $5.63 and $4.18 per option.

(m) In December of 2003, the Financial Accounting Standards Board made revisions to Statement 132, “Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS132R”). The revision carries forward all disclosures previously required by FAS132 which are included in Note 12 to the consolidated financial statements and adds disclosure of the measurement date used for the majority of the plans, the accumulated benefit obligation and information about the plan assets and cash flows. The additional disclosures are effective for fiscal years ending after December 15, 2003, however, an exemption was provided for non-North American plans. The additional disclosures for non-North American plans as well as information in respect of expected benefit payments will be required for fiscal years ending after June 15, 2004.

In North America, the Company has defined benefit plans and post retirement benefit plans.

The Company uses a measurement date of September 30 for the majority of its North American pension and other post retirement benefit plans.

BENEFIT OBLIGATIONS

The projected benefit obligation for the Company’s North American defined benefit pension plans at December 31, 2003 and 2002 was $6.5 million and $2.5 million, respectively. The accumulated benefit obligation for these plans at December 31, 2003 and 2002 was $4.0 million and $1.6 million, respectively.

The Company has a post retirement medical benefit plan for a specific group of former employees. The Company has assumed a 10% annual rate of increase in costs for covered health care benefit for 2004. The rate is assumed to decrease by approximately 4% over the next 6 years and remain at that level thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. However, the effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s earnings.

For the remainder of the Company’s post retirement benefit plans, the amount of future post retirement benefit is based on a defined dollar amount and is not dependent on the expected future costs of medical equipment, supplies or procedures.

PLAN ASSETS

The fair value of the plan assets for the North American defined benefit plans at December 31, 2003 and 2002 was $4.7 million and $2.3 million, respectively.

The asset allocation for the Company’s North American pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category are as follows:

	Target Allocation	Percentage of Plan Assets at December 31
	2004	2003	2002
Equity Securities	50 – 75%	59%	41%
Fixed Income Securities	5 – 45%	29%	23%
Cash and Cash Equivalents	0 – 40%	12%	36%
		100%	100%

The Company follows a balanced investment strategy which matches asset risks and returns with the maturity and demographics of the plan members.

EXPECTED CASH FLOWS

Expected cash flows for the Company’s North American defined benefit and post retirement benefit plans are as follows:

	Defined Benefit Plans	Post Retirement Benefit Plans
Employer Contributions
2004 (expected)	$2.3	$—
Expected Benefit Payments
2004	$0.1	$0.8
2005	$0.1	$0.8
2006	$0.2	$0.9
2007	$0.1	$1.0
2008	$0.2	$1.0
2009 – 2013	$3.5	$6.3

NET PERIODIC BENEFIT COST

The net periodic benefit cost for the North American defined benefit pension plans and post retirement benefit plans at December 31, 2003, 2002 and 2001 was $4.6 million, $2.6 million and $1.7 million, respectively.

The expected rate of return on plan assets was determined by considering our current investment mix and the historic performance of these investment categories and expected future performance of these investment categories.

The effect of a one-percentage-point increase or decrease in the assumed health care trend rates on the service and interest cost of a particular North American post retirement benefit plan would not have a significant impact on the Company’s earnings.

(n) Under Staff Accounting Bulletin No. 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

CANADIAN GAAP STANDARDS:

In 2003, the CICA issued Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”), which provides guidance on accounting by a vendor for arrangements involving multiple deliverables. It specifically addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in EIC-142 is applicable for revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. Although the Company is currently reviewing EIC-142, the impact of this Abstract, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section is effective for the Company’s 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this Section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $4.1 million being recognized as a charge to opening retained earnings, the recognition of a liability of $10.0 million, the recognition of an other asset of $4.8 million and the recognition of a future tax asset of $1.1 million.

In 2003, the CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities” to provide guidance for applying the principles in Handbook Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company’s 2005 fiscal year. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company’s consolidated financial statements has not been determined.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, “Hedging Relationships”, that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company’s 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

U.S. GAAP STANDARDS

In 2003, the FASB finalized Emerging Issues Task Force Abstract No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. The guidance in this Abstract is consistent with the guidance in EIC-142, which was recently issued by CICA. The guidance in EITF 00-21 is applicable for revenue arrangements with multiple deliverables that the Company enters into on or after January 1, 2004.

In 2003, the FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46R”). FIN 46R requires that a variable interest entity (“VIE”) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46 apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity (“SPE”) and as of January 1, 2004 for VIE that is an SPE.

Although the Company is currently reviewing EITF 00-21 and FIN 46R, the impact, if any, of these pronouncements on the Company’s consolidated financial statements has not been determined.

24. Subsequent Events

Subsequent to December 31, 2003, the Company sold one of its manufacturing facilities reported in the European Interior Systems segment. The impact to the Company will be a charge to operating income and net income of approximately $4 million and $6 million, respectively.

Six Year Financial Summary

(U.S. dollars in millions, except per share figures and number of shares) Years ended December 31	2003	2002	2001	2000	1999	1998

Operational data
Total sales	$4,654.6	$3,861.6	$3,268.1	$2,970.9	$2,834.8	$2,571.1
Net income (loss)	$62.3	$48.6	$39.9	$34.7	$26.6	$(4.3)
Basic earnings per Class A Subordinate Voting or Class B Share (i)	$1.26	$0.97	$0.37	—	—	—
Diluted earnings per Class A Subordinate Voting or Class B Share (i)	$1.18	$0.95	$0.37	—	—	—
Pro forma basic earnings (loss) per Class A Subordinate Voting or Class B Share (ii)	—	—	$0.91	$0.60	$0.34	$(0.34)
Pro forma diluted earnings (loss) per Class A Subordinate Voting or Class B Share (ii)	—	—	$0.90	$0.60	$0.34	$(0.34)
Depreciation and amortization	$99.5	$88.5	$88.0	$86.1	$87.2	$77.8
Cash provided from (used for) operating activities	$153.3	$315.5	$167.0	$(28.7)	$89.9	$79.9
Cash dividends paid per Class A Subordinate Voting or Class B Share	$0.35	$0.20	$0.04	—	—	—
Cash dividends paid per Convertible Series Preferred Share	$5.00	$3.75	$0.83	—	—	—
Average number of Class A Subordinate Voting and Class B shares outstanding (thousands)	48,644	48,228	47,876	—	—	—
Average number of Convertible Series Preferred Shares outstanding (thousands)	2,236	2,250	2,250	—	—	—

Financial position
Total assets	$2,142.1	$1,781.8	$1,579.4	$1,465.7	$1,388.8	$1,344.3
Capital assets, net	$561.2	$478.1	$424.0	$416.6	$407.6	$382.3
Working capital	$217.5	$280.9	$230.4	$259.6	$186.8	$161.1
Capital asset additions	$129.6	$136.8	$87.6	$104.3	$121.9	$109.5
Long-term debt	$139.1	$238.0	$225.2	$32.2	$38.9	$45.7
Shareholders’ equity and Magna’s net investment	$770.7	$644.0	$609.9	$850.2	$781.8	$702.7
Equity per Class A Subordinate Voting or Class B Share	$15.84	$13.35	$12.74	—	—	—
Long-term debt to shareholders’ equity and Magna’s net investment ratio	0.18:1	0.37:1	0.37:1	0.04:1	0.05:1	0.06:1

(i)   As a result of the reorganization of the Company, as described in the notes to the Consolidated Financial Statements under Principles of Consolidation in Significant Accounting Policies, basic and diluted earnings per share for the year ended December 31, 2001 only included net income for the five month period subsequent to July 31, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful.

(ii)  Pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented (see Note 4 to the consolidated financial statements).

Quarterly Summary

Supplementary Quarterly Financial Data (unaudited)

(U.S. dollars in millions, except per share figures)

Period ended	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Full year 2003
Sales	$1,031.6	$1,132.2	$1,069.1	$1,421.7	$4,654.6
Gross Margin	$123.7	$139.0	$118.7	$155.4	$536.8
Net Income	$13.8	$19.7	$8.3	$20.5	$62.3
Earnings per share:
Basic earnings per Class A Subordinate Voting or Class B Share	$0.28	$0.40	$0.16	$0.41	$1.26
Diluted earnings per Class A Subordinate Voting or Class B Share	$0.27	$0.36	$0.16	$0.37	$1.18

Period ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	Full year 2002
Sales	$878.9	$996.4	$931.6	$1,054.7	$3,861.6
Gross Margin	$107.5	$138.6	$112.1	$128.5	$486.7
Net Income	$13.0	$26.4	$12.9	$(3.7)	$48.6
Earnings per share:
Basic earnings (loss) per Class A Subordinate Voting or Class B Share	$0.26	$0.54	$0.26	$(0.09)	$0.97
Diluted earnings (loss) per Class A Subordinate Voting or Class B Share	$0.25	$0.46	$0.25	$(0.09)	$0.95

Share Information

Canada The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Class A Subordinate Shares and volumes of Class A Shares traded, as reported by the TSX.

(Canadian dollars except volume) Year ended December 31, 2003	Volume	High	Low	Close
Three month period ended March 31, 2003	1,395,224	19.50	15.80	17.55
Three month period ended June 30, 2003	584,869	20.50	17.25	18.90
Three month period ended September 30, 2003	193,168	24.23	18.90	22.87
Three month period ended December 31, 2003	308,529	25.40	20.75	23.06

Year ended December 31, 2002	Volume	High	Low	Close
Three month period ended March 31, 2002	1,202,580	32.38	19.25	29.88
Three month period ended June 30, 2002	737,298	33.53	26.05	26.60
Three month period ended September 30, 2002	309,554	29.00	23.50	27.50
Three month period ended December 31, 2002	1,116,957	28.00	16.76	17.40

United States The following table sets forth, for the fiscal periods indicated, the high and low sale prices of the Class A Subordinate Shares and volumes of Class A Shares traded, as reported by the NASDAQ.

(U.S. dollars except volume) Year ended December 31, 2003	Volume	High	Low	Close
Three month period ended March 31, 2003	1,752,004	13.40	10.75	11.92
Three month period ended June 30, 2003	120,096	14.40	11.68	13.99
Three month period ended September 30, 2003	127,499	17.29	10.80	16.77
Three month period ended December 31, 2003	163,654	19.70	14.16	17.89

Year ended December 31, 2002	Volume	High	Low	Close
Three month period ended March 31, 2002	540,371	20.46	12.12	18.73
Three month period ended June 30, 2002	342,657	22.75	16.91	17.61
Three month period ended September 30, 2002	222,767	18.37	14.81	17.82
Three month period ended December 31, 2002	367,903	17.69	10.75	11.00

Distribution of Shares

Country	%
Canada	75.49
United States	20.78
Other	3.73

Dividends Dividends paid on the Intier Automotive Class A Subordinate Voting and Class B Shares for the calendar year 2003 were paid on each of March 17 at a rate of $0.05US per share, and June 16, September 15, and December 15, 2003 at the rate of $0.10US per share.

Dividends paid on the Intier Automotive Convertible Series 1 and 2 Preferred Shares for the calendar year 2003 were paid on each of April 1 and June 30, at a rate of $2,812,500US, and September 30 and December 31 at a rate of $2,763,125US.

Dividends on the Intier Automotive Class A Subordinate Voting and Class B Shares and Convertible Series 1 and 2 Preferred Shares, when payable to holders who are non-residents of Canada, are generally subject to withholding tax at a rate of 25 percent (25%) unless reduced, according to the provisions of the applicable tax treaty. Currently, the reduced rate applicable to dividends paid to a resident of the United States is generally 15 percent (15%).

Directors

The Honourable Flavio Cotti

Corporate Director; Former President of the Swiss Confederation

Neil G. Davis

Partner

Davis Webb Schulze & Moon

Vincent J. Galifi

Executive Vice-President & Chief Financial Officer

Magna International Inc.

Louis E. Lataif

Dean of the School of Management

Boston University

The Honourable Edward C. Lumley

Vice-Chairman

BMO Nesbitt Burns Inc.

Rudolf Streicher

Corporate Director

Donald J. Walker

President, Chief Executive Officer & Chairman

Intier Automotive Inc.

Siegfried Wolf

Executive Vice-Chairman

Magna International Inc.

Lawrence Worrall

Corporate Director

Officers

Donald J. Walker

President,Chief Executive Officer & Chairman

Michael E. McCarthy

Executive Vice-President & Chief Financial Officer

Scott Paradise

Executive Vice-President,
Sales & Marketing

Karl Steiner

Executive Vice-President,
Sales, Europe

Michael Sinnaeve

Vice-President,

Quality & Operational Improvement

Richard Gwynn

Vice-President, Human Resources

Bruce R. Cluney

Secretary

Michael Baccellieri

Controller

Paul Brock

Treasurer

Corporate Information

STOCK TRANSFER AGENT

Canada

Class A Subordinate Voting Shares - Computershare Trust Company of Canada, Toronto, Ontario, Canada

United States

Class A Subordinate Voting Shares - Computershare Trust Company Inc., Golden, Colorado, U.S.A

STOCK LISTINGS

Class A Subordinate Voting Shares

The Toronto Stock Exchange – IAI.A

NASDAQ National Market – IAIA

AUDITORS

Ernst & Young LLP

Toronto, Ontario, Canada

PRINCIPAL BANKERS

Bank of Nova Scotia

Bank of Montreal

Toronto, Ontario, Canada

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive’s Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz

Tel: 905-898-5200 ext. 7156

Fax: 905-898-6053

Email: maryann_kozlowicz@intier.com

For additional information regarding the Company, please contact:

Michael E. McCarthy

Executive Vice-President & Chief Financial Officer

Tel: 905-898-5200 ext. 7042

Fax: 905-898-6053

Email: irinfo@intier.com

ANNUAL MEETING

Wednesday, May 5, 2004

10:00 am

The Design Exchange, Toronto Dominion Centre,

Ernst & Young Tower,

234 Bay Street, 2nd floor

Toronto, Ontario, Canada

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.

Head Office

521 Newpark Blvd., Newmarket,

Ontario, Canada L3Y 4X7

Tel: 905-898-5200

Intier Automotive U.S.A.

39600 Lewis Drive, Novi,

Michigan,U.S.A. 48377

Tel: 248-567-4000

Intier Automotive Europe

Kurfürst-Eppstein-Ring 11

D-63877 Sailauf, Germany

Tel: 49-6093-9937-0

Email: europe@intier.com

Intier Automotive Japan

Crest Yasuda Bldg. 3rd Floor

21, 3chome, Kanda-Nishiki-cho

Tokyo Chiyoda 101-0054

Japan

Interiors Tel: 813-3518-8004

Closures Tel: 813-3518-8008

Email: info@intier.com

Intier Automotive Inc.

521 Newpark Blvd.

Newmarket, Ontario

Canada L3Y 4X7

www.intier.com

Magna’s Interiors Company